 Exhibit 99.1
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of this document. See also the Advisories section of this document. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Fourth Quarter Highlights
•
Adjusted funds from operations(1) of  $4.0 billion, including a one-time tax benefit of  $880 million.

•
Returned $1.1 billion to shareholders; $704 million in dividends and $375 million in share repurchases.

•
Total upstream production of 808,100 barrels of oil equivalent per day (boe/d); second highest quarter in company history.

•
Best-ever Oil Sands production of 757,400 barrels per day (bbls/d) with upgrader utilization over 100% outside maintenance period.

•
Strong downstream performance with refining throughput of 455,900 bbls/d and utilization at 98%.

•
Quarterly dividend per share increased by approximately 5% to $0.545 per share.

“Our fourth quarter performance can be characterized as finishing the year strong, delivering on commitments, and building momentum coming into 2024,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Most importantly, the quarter was the safest quarter of the year in what resulted in our safest year ever. In addition, upstream reliability across our operations was at or near record highs, achieving the second highest quarterly total production in the company’s history and the highest quarterly Oil Sands production. Downstream performance was equally strong with refining utilization in the quarter at 98%. Looking ahead, we will continue our intense focus on safety, operational excellence, reliability and profitably to further improve performance and add value for our shareholders.”
Annual 2023 Highlights
•
Best overall employee and contractor safety performance in the company’s history.

•
Adjusted funds from operations(1) of  $13.3 billion; second highest in the company’s history.

•
Returned $5.0 billion to shareholders; $2.8 billion in dividends and $2.2 billion in share repurchases.

•
Total upstream production of 745,700 boe/d; second highest in the company’s history.

•
Record Oil Sands performance of 689,600 bbls/d, including best-ever at Syncrude and Firebag.

•
Best-ever combined upgrader utilization of 92%, 3% better than previous high.

•
Solid downstream performance with refinery utilization of 90%, including 99% in the second half.

•
Acquired remaining 45.89% interest in Fort Hills for $2.2 billion, completed asset sales with proceeds of  $1.8 billion.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Fourth Quarter Results
Financial Highlights
	Q4	Q3	Q4
($ millions, unless otherwise noted)	2023	2023	2022
Net earnings	2 820	1 544	2 741

Per common share(1) (dollars)	2.18	1.19	2.03
Adjusted operating earnings(2)	1 635	1 980	2 432

Per common share(1)(2) (dollars)	1.26	1.52	1.81
Adjusted funds from operations(2)	4 034	3 634	4 189

Per common share(1)(2) (dollars)	3.12	2.80	3.11
Cash flow provided by operating activities	4 318	4 184	3 924

Per common share(1) (dollars)	3.34	3.22	2.91
Capital and exploration expenditures(3)	1 482	1 512	1 258
Free funds flow(2)	2 482	2 057	2 887
Dividend per common share(1) (dollars)	0.55	0.52	0.52
Share repurchases per common share(4) (dollars)	0.29	0.23	0.54
Returns to shareholders(5)	1 079	976	1 425
Net debt(2)	13 678	12 995	13 639
	Q4	Q3	Q4
Operating Highlights	2023	2023	2022
Total upstream production (mboe/d)	808.1	690.5	763.1

Refinery utilization (%)	98	99	94

(1)
Represented on a basic per share basis.

(2)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(3)
Excludes capitalized interest and capital expenditures related to assets previously held for sale.

(4)
Share repurchases per common share are calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

(5)
Includes dividends paid on common shares and repurchases of common shares.

Financial Results
Adjusted Operating Earnings Reconciliation(1)
	Q4	Q3	Q4
($ millions)	2023	2023	2022
Net earnings	2 820	1 544	2 741

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(199)	256	(200)

Unrealized (gain) loss on risk management activities	(9)	13	106

Gain on significant acquisition	(1 125)	—	—

Asset impairment and derecognition	158	253	—

Income tax recovery on adjusted operating earnings adjustments	(10)	(86)	(215)
Adjusted operating earnings(1)	1 635	1 980	2 432

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax recovery on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this document.

•
Suncor’s adjusted operating earnings were $1.635 billion ($1.26 per common share) in the fourth quarter of 2023, compared to $2.432 billion ($1.81 per common share) in the prior year quarter, with the decrease primarily due to lower crude oil and refined product realizations reflecting a weaker business environment in the current quarter, and decreased sales volumes in Exploration and Production (E&P), partially offset by lower income taxes, increased sales volumes in Oil Sands and increased

2   2023 Fourth Quarter   Suncor Energy Inc.

refinery production in Refining and Marketing (R&M). Adjusted operating earnings were also impacted by a weakening of benchmark pricing in both periods, resulting in an increased realization of intersegment profit in the current quarter compared to the prior year quarter.
•
Suncor’s net earnings were $2.820 billion ($2.18 per common share) in the fourth quarter of 2023, which included a $1.125 billion non-cash gain as a result of the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), compared to $2.741 billion ($2.03 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the fourth quarter of 2023 and the prior year quarter were impacted by the reconciling items shown in the table above.

•
Adjusted funds from operations were $4.034 billion ($3.12 per common share) in the fourth quarter of 2023, compared to $4.189 billion ($3.11 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings, as well as one-time tax benefit of approximately $880 million relating to the acquisition of TotalEnergies Canada in the fourth quarter of 2023.

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.318 billion ($3.34 per common share) in the fourth quarter of 2023, compared to $3.924 billion ($2.91 per common share) in the prior year quarter.

•
Suncor’s total operating, selling and general (OS&G) expenses were $3.395 billion in the fourth quarter of 2023, compared to $3.556 billion in the prior year quarter, with the decrease primarily due to lower commodity costs, primarily natural gas, decreased share-based compensation expenses and the impacts of the sale of the U.K. E&P portfolio. The decrease in OS&G was partially offset by increased operating expenses associated with the company’s additional working interests in Fort Hills acquired in the first and fourth quarters of 2023.

•
As at December 31, 2023, Suncor’s net debt was $13.678 billion, an increase of $683 million compared to September 30, 2023, primarily due to a long-term debt issuance and a net increase in leases associated with the Fort Hills acquisition during the quarter, and a decrease in cash and cash equivalents being partially offset by a decrease in short-term indebtedness.

Operating Results
	Q4	Q3	Q4
(mbbls/d, unless otherwise noted)	2023	2023	2022
Total Oil Sands bitumen production	866.2	787.0	810.1
SCO and diesel production	495.6	488.9	531.1

Internally consumed diesel and internal transfers	(19.9)	(19.6)	(13.6)
Upgraded production – net SCO and diesel	475.7	469.3	517.5
Bitumen production	327.0	207.7	178.5

Internal bitumen transfers	(45.3)	(30.9)	(7.9)
Non-upgraded bitumen production	281.7	176.8	170.6
Total Oil Sands production	757.4	646.1	688.1
Exploration and Production (mboe/d)	50.7	44.4	75.0
Total upstream production (mboe/d)	808.1	690.5	763.1
Refinery utilization (%)	98	99	94
Refinery crude oil processed	455.9	463.2	440.0
“Fourth quarter operational performance was exceptionally strong and contained several production records, including record Oil Sands production, record gross production at Fort Hills and the second-highest quarterly upstream production in our company’s history,” said Kruger. “These results demonstrate how our heightened focus on the fundamentals translates to delivering exceptional performance and meeting our commitments.”
•
Total Oil Sands bitumen production increased in the fourth quarter of 2023 compared to the prior year quarter, primarily due to the company’s increased working interest and strong bitumen production at Fort Hills, partially offset by decreased bitumen production at Oil Sands Base and Firebag, as a result of planned turnaround and maintenance activities.

•
The company’s net synthetic crude oil (SCO) production was 475,700 bbls/d in the fourth quarter of 2023, compared to 517,500 bbls/d in the prior year quarter, reflecting significant planned turnaround activities at Oil Sands Base Upgrader 2 that were completed in the first part of the fourth quarter of 2023. Oil Sands Base upgrader utilization was 83% in the fourth quarter of 2023, compared to 93% in the prior year quarter. Syncrude upgrader utilization was 101% in the fourth quarter of 2023, compared to 99% in the prior year quarter.

2023 Fourth Quarter   Suncor Energy Inc.   3

•
Internal bitumen transfers reached 45,300 bbls/d in the fourth quarter of 2023, demonstrating the increased level of integration within Suncor’s regional Oil Sands assets. The increase was primarily driven by 41,800 bbls/d of bitumen transferred from Fort Hills to upgrading at Oil Sands Base, taking advantage of the yield uplift from Fort Hills barrels.

•
The company’s saleable non-upgraded bitumen production increased to 281,700 bbls/d in the fourth quarter of 2023, compared to 170,600 bbls/d in the prior year quarter, reflecting the company’s increased working interest and strong production at Fort Hills, as well as increased In Situ and Fort Hills bitumen production sent to market in the current quarter due to lower upgrader availability as a result of the planned turnaround at Oil Sands Base Upgrader 2.

•
E&P production during the fourth quarter of 2023 decreased compared to the prior year quarter, primarily due to the divestment of the company’s U.K. portfolio.

•
Refinery crude throughput was 455,900 bbls/d and refinery utilization was 98% in the fourth quarter of 2023, compared to 440,000 bbls/d and 94% in the prior year quarter, reflecting strong utilization across all refineries in the current quarter, and the impact of unplanned maintenance in the prior year quarter.

•
Refined product sales were 575,500 bbls/d in the fourth quarter of 2023, compared to 548,200 bbls/d in the prior year quarter, with the increase due to higher refinery production, partially offset by a larger build of refined product inventory in the current quarter compared to the prior year quarter.

Corporate and Strategy Updates
•
Closed purchase of TotalEnergies’ Canadian operations. On November 20, 2023, Suncor completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023.

•
Terra Nova return to production. The Terra Nova Floating, Production, Storage and Offloading vessel safely restarted production in the fourth quarter of 2023, with production expected to continue ramping up in the beginning of 2024.

•
Quarterly dividend increase. In the fourth quarter of 2023, Suncor’s Board of Directors approved a quarterly dividend of $0.545 per share, an increase of approximately 5% over the prior quarter dividend.

Corporate Guidance Updates
There have been no changes to the corporate guidance ranges previously issued on December 5, 2023.
For further details and advisories regarding Suncor’s 2024 corporate guidance, see www.suncor.com/guidance.
Normal Course Issuer Bid (NCIB)
Subsequent to the fourth quarter of 2023, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float of 1,287,130,400 common shares as of February 12, 2024. On February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
Pursuant to Suncor’s previous NCIB, Suncor agreed that it would not purchase more than 132,900,000 common shares between February 17, 2023, and February 16, 2024. Between February 17, 2023, and February 16, 2024, and pursuant to Suncor’s previous NCIB, Suncor repurchased 47,106,802 shares on the open market for approximately $2.0 billion, at a weighted average price of $42.87 per share.
Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (1,970,790 common shares) of the average daily trading volume of Suncor’s common shares on the TSX during the previous six-month period (7,883,161 common shares). Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by securities regulatory authorities. Suncor expects to enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB on February 26, 2024.
Measurement Conversions
Certain natural gas volumes in this document have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of this document.
4   2023 Fourth Quarter   Suncor Energy Inc.

FOURTH QUARTER DISCUSSION
February 21, 2024
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 6, 2023 (the 2022 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document and is not incorporated into this document by reference.
References to “we”, “our”, “Suncor” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Common Abbreviations
For a list of abbreviations that may be used in this document, refer to the Common Abbreviations section of this document.
2023 Fourth Quarter   Suncor Energy Inc.   5

FOURTH QUARTER DISCUSSION
1. FOURTH QUARTER HIGHLIGHTS
•
Fourth quarter financial results. Suncor’s adjusted funds from operations(1) were $4.034 billion ($3.12 per common share), which included a one-time tax benefit of approximately $880 million, compared to $4.189 billion ($3.11 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.635 billion ($1.26 per common share), compared to $2.432 billion ($1.81 per common share) in the prior year quarter.

•
Record total Oil Sands production. Total Oil Sands production was 757,400 bbls/d in the fourth quarter, the highest quarterly Oil Sands production in the company’s history. Suncor delivered annual upstream production of 745,700 boe/d, the second highest in the company’s history, driven by record total Oil Sands production of 689,600 bbls/d, compared to 665,200 bbls/d in 2022, with the current year reflecting record synthetic crude oil (SCO) production, including record production at Syncrude and Firebag.

•
Terra Nova returns to production. The Terra Nova Floating, Production, Storage and Offloading vessel safely restarted production in the fourth quarter of 2023, with production expected to continue ramping up in the beginning of 2024.

•
Strong downstream utilizations and margin capture. Refinery crude throughput was 455,900 bbls/d and refinery utilization was 98% in the fourth quarter of 2023, compared to 440,000 bbls/d and 94% in the prior year quarter, reflecting strong utilization across all refineries in the current quarter, and the impact of unplanned maintenance in the prior year quarter. In the fourth quarter of 2023, on a last-in, first-out (LIFO)(2) basis, Suncor’s refining and marketing gross margin capture was over 100% compared to Suncor’s 5-2-2-1 index.

•
Closed purchase of TotalEnergies’ Canadian operations. On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023, and was financed with a debt issuance of $1.5 billion.

•
Returned value to shareholders. In the fourth quarter of 2023, Suncor returned $1.1 billion of value to shareholders through $704 million in dividends paid and $375 million in share repurchases. In 2023, Suncor returned a total of $5.0 billion to shareholders, which included approximately $2.8 billion of dividends paid and $2.2 billion, or approximately 3.9% of its outstanding shares as at December 31, 2022, in share repurchases.

•
Quarterly dividend increase. In the fourth quarter of 2023, Suncor’s Board of Directors approved a quarterly dividend of $0.545 per share, an increase of approximately 5% over the prior quarter dividend, and the highest per share dividend in the company’s history.

•
Renewal of share repurchase program. Subsequent to the fourth quarter of 2023, the TSX accepted a notice filed by Suncor to renew the company’s normal course issuer bid (NCIB) for the repurchase of up to 10% of Suncor’s public float as at February 12, 2024, over a twelve-month period.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this document.

6   2023 Fourth Quarter   Suncor Energy Inc.

2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Earnings (loss) before income taxes

Oil Sands	2 660	1 625	6 811	5 633

Exploration and Production	133	578	1 691	3 221

Refining and Marketing	598	1 517	3 383	5 694

Corporate and Eliminations	(1)	(182)	(1 296)	(2 232)

Income tax expense	(570)	(797)	(2 294)	(3 239)
Net earnings	2 820	2 741	8 295	9 077
Adjusted operating earnings (loss)(1)

Oil Sands	1 526	1 719	5 967	9 042

Exploration and Production	133	578	1 084	2 494

Refining and Marketing	598	1 529	3 367	5 687

Corporate and Eliminations	(42)	(382)	(1 349)	(1 503)

Income tax expense included in adjusted operating earnings	(580)	(1 012)	(2 392)	(4 154)
Total	1 635	2 432	6 677	11 566
Adjusted funds from (used in) operations(1)

Oil Sands	2 651	2 929	10 725	13 831

Exploration and Production	228	719	1 612	3 178

Refining and Marketing	811	1 663	4 268	6 561

Corporate and Eliminations	10	(273)	(1 546)	(1 240)

Current income tax recovery (expense)	334	(849)	(1 734)	(4 229)
Total	4 034	4 189	13 325	18 101
Change in non-cash working capital	284	(265)	(981)	(2 421)

Cash flow provided by operating activities	4 318	3 924	12 344	15 680
Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	892	936	3 543	3 315

Economic investment	590	322	2 030	1 504
Total	1 482	1 258	5 573	4 819
Free funds flow(1)	2 482	2 887	7 497	13 114

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
Excludes capitalized interest of  $70 million in the fourth quarter of 2023 and $255 million for the twelve months ended December 31, 2023, compared to $44 million in the fourth quarter of 2022 and $168 million for the twelve months ended December 31, 2022.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter of 2023 and $108 million for the twelve months ended December 31, 2023, compared to $40 million in the fourth quarter of 2022 and $133 million for the twelve months ended December 31, 2022.

2023 Fourth Quarter   Suncor Energy Inc.   7

FOURTH QUARTER DISCUSSION
Operating Highlights
	Three months ended December 31		Twelve months ended December 31
	2023	2022	2023	2022
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	475.7	517.5	487.0	480.0

Oil Sands – Non-upgraded bitumen (mbbls/d)	281.7	170.6	202.6	185.2
Total Oil Sands production volumes (mbbls/d)	757.4	688.1	689.6	665.2
Exploration and Production (mboe/d)	50.7	75.0	56.1	78.0
Total upstream production (mboe/d)	808.1	763.1	745.7	743.2
Refinery utilization (%)	98	94	90	93

Refinery crude oil processed (mbbls/d)	455.9	440.0	420.7	433.2
Financial Results
Net Earnings
Suncor’s consolidated net earnings for the fourth quarter of 2023 were $2.820 billion, compared to $2.741 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $199 million recorded in financing expenses in the Corporate and Eliminations segment in the fourth quarter of 2023, compared to $200 million in the fourth quarter of 2022.

•
An unrealized gain on risk management activities of $9 million recorded in other income (loss) in the fourth quarter of 2023, compared to an unrealized loss of $106 million in the fourth quarter of 2022.

•
During the fourth quarter of 2023, the company recorded a non-cash gain of $1.125 billion in the Oil Sands segment as a result of the acquisition of TotalEnergies Canada.

•
During the fourth quarter of 2023, Suncor recorded a non-cash impairment of $158 million against an equity investment in the Corporate and Eliminations segment.

•
An income tax recovery related to the items noted above of $10 million in the fourth quarter of 2023, compared to $215 million in the fourth quarter of 2022.

8   2023 Fourth Quarter   Suncor Energy Inc.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Net earnings	2 820	2 741	8 295	9 077

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(199)	(200)	(184)	729

Unrealized (gain) loss on risk management activities	(9)	106	12	5

(Gain) loss on significant disposals and acquisitions(2)	(1 125)	—	(2 034)	65

Asset impairments and derecognition(3)	158	—	411	2 752

Restructuring charge(4)	—	—	275	—

Recognition of insurance proceeds(5)	—	—	—	(147)

Income tax recovery on adjusted operating earnings adjustments	(10)	(215)	(98)	(915)
Adjusted operating earnings(1)	1 635	2 432	6 677	11 566

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax recovery on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment. During the second quarter of 2023, Suncor recorded a gain of  $607 million on the sale of its U.K. Exploration and Production (E&P) portfolio. During the third quarter of 2022, the company recognized a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway in the E&P segment.

(3)
During the third quarter of 2023, the company recorded derecognition charges of  $253 million on its Meadow Creek development properties in the Oil Sands segment. During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets, in the E&P segment. Also, during the second quarter of 2022, due to the company’s sale of its assets in Norway, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway in the E&P segment. During the third quarter of 2022, in connection with the company entering into an agreement to acquire Teck Resources Limited’s 14.65% working interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of  $3.397 billion against its share of the Fort Hills assets.

(4)
During the second quarter of 2023, the company recorded a restructuring charge of  $275 million in operating, selling and general (OS&G) expenses in the Corporate and Eliminations segment, related to the company’s workforce reduction plans.

(5)
During the third quarter of 2022, the company recognized $147 million of insurance proceeds in other income related to the company’s assets in Libya in the E&P segment.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this document.

2023 Fourth Quarter   Suncor Energy Inc.   9

FOURTH QUARTER DISCUSSION
Suncor’s adjusted operating earnings were $1.635 billion ($1.26 per common share) in the fourth quarter of 2023, compared to $2.432 billion ($1.81 per common share) in the prior year quarter, with the decrease primarily due to lower crude oil and refined product realizations reflecting a weaker business environment in the current quarter, and decreased sales volumes in E&P, partially offset by lower income taxes, increased sales volumes in Oil Sands and increased refinery production in Refining and Marketing (R&M). Adjusted operating earnings were also impacted by a weakening of benchmark pricing in both periods, resulting in an increased realization of intersegment profit in the current quarter compared to the prior year quarter.
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $4.034 billion ($3.12 per common share) in the fourth quarter of 2023, compared to $4.189 billion ($3.11 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings, as well as a one-time tax benefit of approximately $880 million relating to the acquisition of TotalEnergies Canada in the fourth quarter of 2023.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.318 billion ($3.34 per common share) in the fourth quarter of 2023, compared to $3.924 billion ($2.91 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a source of cash associated with the company’s working capital balances in the current quarter compared to a use of cash in the prior year quarter. The source of cash in the fourth quarter of 2023 was primarily due to lower accounts receivable balances, as a result of a decrease in benchmark commodity prices during the quarter, partially offset by lower current income taxes payable, and a decrease in accounts payable and accrued liabilities.
Operating, Selling and General Expenses
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Operations, selling and corporate costs(1)	2 846	2 630	10 780	9 869

Commodities(1)	446	641	1 739	2 196

Share-based compensation and other(2)	103	285	864	742
Total operating, selling and general (OS&G) expenses	3 395	3 556	13 383	12 807

(1)
The company revised certain commodity costs to align with the current period presentation. For the first six months of 2023, commodity costs were decreased and operations, selling and corporate costs were increased by $41 million, with no effect on total OS&G expenses.

(2)
In the fourth quarter of 2023, share-based compensation expense of  $75 million included $27 million recorded in the Oil Sands segment, $2 million recorded in the E&P segment, $10 million recorded in the R&M segment and $36 million recorded in the Corporate and Eliminations segment. The fourth quarter of 2022 share-based compensation expense of  $183 million included $76 million recorded in the Oil Sands segment, $5 million recorded in the E&P segment, $28 million recorded in the R&M segment and $74 million recorded in the Corporate and Eliminations segment. Other primarily includes costs associated with investments in the company’s digital transformation and net-zero greenhouse gas emissions objective, and a $275 million restructuring charge related to workforce reduction plans recorded in the second quarter of 2023.

The decrease in OS&G expenses in the fourth quarter of 2023 compared to the prior year quarter was primarily due to lower commodity costs, primarily natural gas, decreased share-based compensation expenses, and the impacts of the sale of the U.K. E&P portfolio. The decrease in OS&G was partially offset by increased operating expenses associated with the company’s additional working interests in Fort Hills acquired in the first and fourth quarters of 2023. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.
10   2023 Fourth Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. Commodity market volatility during the fourth quarter of 2023 was primarily due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth. For additional details, see the Financial Information section of Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2022, dated March 6, 2023 (the 2022 annual MD&A).
		Average for the three months ended December 31		Average for the twelve months ended December 31
		2023	2022	2023	2022
WTI crude oil at Cushing	US$/bbl	78.35	82.65	77.60	94.25

Dated Brent crude	US$/bbl	84.05	88.65	82.60	101.20

Dated Brent/Maya crude oil FOB price differential	US$/bbl	56.80	17.70	25.35	15.50

MSW at Edmonton	Cdn$/bbl	99.70	110.05	100.45	120.10

WCS at Hardisty	US$/bbl	56.45	57.00	59.00	75.95

WTI-WCS light/heavy differential	US$/bbl	(21.90)	(25.65)	(18.60)	(18.30)

SYN-WTI differential	US$/bbl	0.30	4.15	2.00	4.45

Condensate at Edmonton	US$/bbl	76.25	83.40	76.60	93.75

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.15	4.90	2.50	5.10

Alberta Power Pool Price	Cdn$/MWh	81.60	213.95	133.65	162.45

New York Harbor 2-1-1 crack(1)	US$/bbl	28.60	52.75	34.40	47.00

Chicago 2-1-1 crack(1)	US$/bbl	17.10	39.20	26.15	38.10

Portland 2-1-1 crack(1)	US$/bbl	29.35	50.70	40.00	51.35

Gulf Coast 2-1-1 crack(1)	US$/bbl	23.00	40.20	32.20	40.40

U.S. Renewable Volume Obligation	US$/bbl	4.75	8.55	7.00	7.75

Suncor custom 5-2-2-1 index(2)	US$/bbl	33.45	51.90	36.60	45.30

Exchange rate (average)	US$/Cdn$	0.73	0.74	0.74	0.77

Exchange rate (end of period)	US$/Cdn$	0.76	0.74	0.76	0.74

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2022 annual MD&A.

2023 Fourth Quarter   Suncor Energy Inc.   11

FOURTH QUARTER DISCUSSION
3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Operating revenues	6 987	6 664	26 035	30 431

Less: Royalties	(641)	(662)	(2 623)	(3 963)
Operating revenues, net of royalties	6 346	6 002	23 412	26 468
Earnings before income taxes	2 660	1 625	6 811	5 633
Adjusted for:

Unrealized (gain) loss on risk management activities	(9)	94	28	12

Gain on significant acquisition	(1 125)	—	(1 125)	—

Derecognition and asset impairments(1)	—	—	253	3 397
Adjusted operating earnings(2)	1 526	1 719	5 967	9 042
Adjusted funds from operations(2)	2 651	2 929	10 725	13 831
Free funds flow(2)	1 583	2 010	6 629	10 291

(1)
During the third quarter of 2023, the company recorded derecognition charges of  $253 million on its Meadow Creek development properties. During the third quarter of 2022, in connection with the company entering into an agreement to acquire Teck Resources Limited’s 14.65% working interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of  $3.397 billion against its share of the Fort Hills assets.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Oil Sands segment adjusted operating earnings were $1.526 billion in the fourth quarter of 2023, compared to $1.719 billion in the prior year quarter, with the decrease primarily due to lower realized crude oil prices and increased depreciation, depletion and amortization (DD&A) expense, partially offset by increased sales volumes.
12   2023 Fourth Quarter   Suncor Energy Inc.

Production Volumes(1)
	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2023	2022	2023	2022
Total Oil Sands bitumen production	866.2	810.1	819.8	790.5
SCO and diesel production(2)	495.6	531.1	505.8	493.7

Internally consumed diesel and internal transfers(3)(4)	(19.9)	(13.6)	(18.8)	(13.7)
Upgraded production – net SCO and diesel	475.7	517.5	487.0	480.0
Bitumen production	327.0	178.5	231.5	191.9

Internal bitumen transfers(5)(6)	(45.3)	(7.9)	(28.9)	(6.7)
Non-upgraded bitumen production	281.7	170.6	202.6	185.2
Total Oil Sands production	757.4	688.1	689.6	665.2

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations and Fort Hills is either upgraded or sold as bitumen, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Nearly all bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel at an approximate yield of 85%.

(2)
Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations. In addition, Fort Hills and Syncrude use internally produced diesel from Oil Sands Base. In the fourth quarter of 2023, Oil Sands operations production volumes included 12,900 bbls/d of internally consumed diesel, of which 7,600 bbls/d was consumed at Oil Sands Base, 4,100 bbls/d was consumed at Fort Hills and 1,200 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,900 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude are included in SCO and diesel production volumes. In the fourth quarter of 2023, Oil Sands operations production included 4,100 bbls/d of SCO that were transferred to Suncor’s share of Syncrude.

(5)
Internal feedstock transfers between Oil Sands operations and Syncrude are included in bitumen production volumes. In the fourth quarter of 2023, Oil Sands operations production included 2,100 bbls/d of bitumen that were transferred to Suncor’s share of Syncrude. Syncrude production included 1,400 bbls/d of bitumen that were transferred to Oil Sands Base.

(6)
Internal feedstock transfers from Fort Hills to Oil Sands operations are included in bitumen production volumes. In the fourth quarter of 2023, Fort Hills production included 41,800 bbls/d of bitumen that was transferred to Oil Sands Base.

Total Oil Sands bitumen production increased in the fourth quarter of 2023 compared to the prior year quarter, primarily due to the company’s increased working interest and strong bitumen production at Fort Hills, partially offset by decreased bitumen production at Oil Sands Base and Firebag as a result of planned turnaround and maintenance activities.
The company’s net SCO production was 475,700 bbls/d in the fourth quarter of 2023, compared to 517,500 bbls/d in the prior year quarter, reflecting significant planned turnaround activities at Oil Sands Base Upgrader 2 that were completed in the first part of the fourth quarter of 2023. Oil Sands Base upgrader utilization was 83% in the fourth quarter of 2023, compared to 93% in the prior year quarter. Syncrude upgrader utilization was 101% in the fourth quarter of 2023, compared to 99% in the prior year quarter.
Internal bitumen transfers reached 45,300 bbls/d in the fourth quarter of 2023, demonstrating the increased level of integration within Suncor’s regional Oil Sands assets. The increase was primarily driven by 41,800 bbls/d of bitumen transferred from Fort Hills to upgrading at Oil Sands Base, taking advantage of the yield uplift from Fort Hills barrels.
The company’s saleable non-upgraded bitumen production increased to 281,700 bbls/d in the fourth quarter of 2023, compared to 170,600 bbls/d in the prior year quarter, reflecting the company’s increased working interest and strong production at Fort Hills, as well as increased In Situ and Fort Hills bitumen production sent to market in the current quarter due to lower upgrader availability as a result of the planned turnaround at Oil Sands Base Upgrader 2.
Sales Volumes
	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2023	2022	2023	2022
Upgraded – net SCO and diesel	457.3	505.3	486.6	482.6

Non-upgraded bitumen	277.5	174.5	199.4	180.7
Total	734.8	679.8	686.0	663.3
SCO and diesel sales volumes were 457,300 bbls/d in the fourth quarter of 2023, compared to 505,300 bbls/d in the prior year quarter, with the decrease primarily due to the decrease in production volumes and a larger build of inventory in the current quarter compared to the prior year quarter.
2023 Fourth Quarter   Suncor Energy Inc.   13

FOURTH QUARTER DISCUSSION
Non-upgraded bitumen sales volumes increased to 277,500 bbls/d in the fourth quarter of 2023, compared to 174,500 bbls/d in the prior year quarter, primarily due to the increase in saleable non-upgraded bitumen production volumes in the current quarter, partially offset by a build of inventory in the current quarter, compared to a draw in the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2023	2022	2023	2022
Upgraded – net SCO and diesel	96.32	105.38	99.40	118.88

Non-upgraded bitumen	62.97	54.52	67.97	84.63

Average crude	83.72	92.33	90.27	109.57

Average crude, relative to WTI	(22.96)	(19.89)	(14.44)	(13.02)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Oil Sands price realizations decreased in the fourth quarter of 2023 from the prior year quarter, in line with the decrease in crude oil benchmark prices and the impact of weaker SYN-WTI differentials in the current quarter, partially offset by the narrowing of heavy crude oil differentials and a weaker Canadian dollar in relation to the U.S. dollar.
Royalties
Royalties for the Oil Sands segment decreased in the fourth quarter of 2023 compared to the prior year quarter, primarily due to lower annual royalty rates as a result of lower crude benchmark prices, and lower bitumen production at Oil Sands Base and Firebag, partially offset by the company’s increased working interest, and increased bitumen production, at Fort Hills.
Expenses and Other Factors
Total Oil Sands operating expenses decreased in the fourth quarter of 2023 compared to the prior year quarter, primarily due to lower commodity costs, primarily natural gas prices, and decreased share-based compensation expenses, partially offset by increased operating expenses associated with the company’s additional working interests in Fort Hills acquired in the first and fourth quarters of 2023. See the Cash Operating Costs section below for additional details regarding cash operating costs and a breakdown of non-production costs by asset.
In the fourth quarter of 2023, DD&A expense was higher compared to the prior year quarter, primarily due to increased depreciation related to the company’s asset retirement obligation asset, and the company’s increased working interest in Fort Hills, as well as higher derecognition charges of property, plant and equipment in the current quarter.
Financing expense and other, which includes other income, adjusted for the $1.125 billion non-cash gain on acquisition, increased in the fourth quarter of 2023 compared to the prior year quarter. The increase was primarily due to increased accretion expense resulting from asset retirement obligations and increased interest on leases as a result of net leases assumed with the Fort Hills acquisitions in 2023, partially offset by a provision reversal related to the company’s arrangement involving a third-party byproduct processor.
14   2023 Fourth Quarter   Suncor Energy Inc.

Cash Operating Costs
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2023	2022	2023	2022
Oil Sands OS&G(1)	2 396	2 493	9 329	9 152
Oil Sands operations cash operating costs reconciliation

Oil Sands operations OS&G	1 315	1 453	5 174	5 429

Non-production costs(3)	74	(91)	(35)	(302)

Excess power capacity and other(4)	(83)	(237)	(388)	(586)
Oil Sands operations cash operating costs(2)	1 306	1 125	4 751	4 541

Oil Sands operations production volumes (mbbls/d)	460.4	431.7	438.3	415.7

Oil Sands operations cash operating costs(2) ($/bbl)	30.80	28.35	29.70	29.95
Fort Hills cash operating costs reconciliation

Fort Hills OS&G	486	313	1 607	1 146

Non-production costs(3)	(79)	(53)	(220)	(161)

Excess power capacity(4)	(9)	(23)	(52)	(53)
Fort Hills cash operating costs(2)	398	237	1 335	932

Fort Hills production volumes (mbbls/d)	154.1	69.5	106.4	85.1

Fort Hills cash operating costs(2) ($/bbl)	28.10	37.10	34.40	30.00
Syncrude cash operating costs reconciliation

Syncrude OS&G	711	776	2 837	2 840

Non-production costs(3)	(58)	(101)	(202)	(337)

Excess power capacity(4)	(5)	(12)	(24)	(31)
Syncrude cash operating costs(2)	648	663	2 611	2 472

Syncrude production volumes (mbbls/d)	208.1	208.4	192.6	184.8

Syncrude cash operating costs(2) ($/bbl)	33.85	34.60	37.15	36.65

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the fourth quarter of 2023 and twelve months ended December 31, 2023, Oil Sands OS&G included ($116) million and ($289) million, respectively, of inventory changes and internal transfers. In the fourth quarter of 2022 and twelve months ended December 31, 2022, Oil Sands OS&G included ($49) million and ($263) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $30.80 in the fourth quarter of 2023, compared to $28.35 in the prior year quarter, with the increase primarily due to a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base and a decrease in excess power revenues resulting from significantly lower power prices, partially offset by lower natural gas prices and increased production.
Fort Hills cash operating costs per barrel(1) were $28.10 in the fourth quarter of 2023, compared to $37.10 in the prior year quarter, with the decrease due to higher production volumes and lower natural gas prices, partially offset by increased mining activity associated with the mine improvement plan and a decrease in excess power revenues resulting from significantly lower power prices.
Syncrude cash operating costs per barrel(1) were $33.85 in the fourth quarter of 2023, compared to $34.60 in the prior year quarter, with the decrease primarily due to lower natural gas prices and other commodity costs, partially offset by increased mining activity in the current period.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2023 Fourth Quarter   Suncor Energy Inc.   15

FOURTH QUARTER DISCUSSION
Planned Maintenance Update
Significant planned turnaround activities at Syncrude are scheduled to commence in the first quarter of 2024 and are expected to be completed in the second quarter of 2024. The impact of this maintenance event has been reflected in the company’s 2024 guidance.
Asset Transactions
On November 20, 2023, Suncor completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023, and the acquisition resulted in a non-cash gain of $1.125 billion.
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Operating revenues(1)	495	1 085	2 689	4 331

Less: Royalties(1)	(138)	(172)	(491)	(608)
Operating revenues, net of royalties	357	913	2 198	3 723
Earnings before income taxes	133	578	1 691	3 221
Adjusted for:

(Gain) loss on significant disposal(2)	—	—	(607)	65

Recognition of insurance proceeds(3)	—	—	—	(147)

Asset impairment (reversal)(4)	—	—	—	(645)
Adjusted operating earnings(5)	133	578	1 084	2 494
Adjusted funds from operations(5)	228	719	1 612	3 178
Free funds flow(5)	67	606	944	2 735

(1)
Production from the company’s Libya operations has been presented in the E&P section of this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s financial statements. In the fourth quarter of 2023, revenue included a gross-up amount of  $182 million, with an offsetting amount of $105 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2023, revenue included a gross-up amount of  $528 million, with an offsetting amount of  $282 million in royalties in the E&P segment and $246 million in income tax expense reported at the consolidated level. In the fourth quarter of 2022, revenue included a gross-up amount of $234 million, with an offsetting amount of  $118 million in royalties in the E&P segment and $116 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2022, revenue included a gross-up amount of  $486 million, with an offsetting amount of  $266 million in royalties in the E&P segment and $220 million in income tax expense reported at the consolidated level.

(2)
During the second quarter of 2023, Suncor recorded a gain of  $607 million on the sale of its U.K. portfolio. During the third quarter of 2022, the company recognized a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway.

(3)
During the third quarter of 2022, the company recognized $147 million of insurance proceeds in other income related to the company’s assets in Libya.

(4)
During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets. Also during the second quarter of 2022, due to the company’s sale of its assets in Norway, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway.

(5)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Adjusted operating earnings for the E&P segment in the fourth quarter of 2023 were $133 million, compared to $578 million in the prior year quarter, with the decrease primarily due to decreased sales volumes.
16   2023 Fourth Quarter   Suncor Energy Inc.

Volumes
	Three months ended December 31		Twelve months ended December 31
	2023	2022	2023	2022
E&P Canada (mbbls/d)	45.3	49.1	44.4	50.2

E&P International (mboe/d)	5.4	25.9	11.7	27.8
Total production (mboe/d)	50.7	75.0	56.1	78.0
Total sales volumes (mboe/d)	29.2	75.1	52.9	80.6
Production volumes for E&P Canada were 45,300 bbls/d in the fourth quarter of 2023, compared to 49,100 bbls/d in the prior year quarter, with the decrease primarily due to natural declines, partially offset by the ramp up of production at Terra Nova in the current quarter.
Production volumes for E&P International were 5,400 boe/d in the fourth quarter of 2023, compared to 25,900 boe/d in the prior year quarter, with the decrease primarily due the divestment of the company’s U.K. portfolio in the second quarter of 2023.
Total E&P sales volumes were 29,200 boe/d in the fourth quarter of 2023, compared to 75,100 boe/d in the prior year quarter, primarily due to the same factors that impacted production volumes, as well as a larger build of inventory in E&P Canada in the fourth quarter of 2023 compared to the prior year quarter, associated with the timing of cargo sales at year-end, and a draw of inventory in E&P International in the prior year quarter.
Price Realizations(1)
	Three months ended December 31		Twelve months ended December 31
Net of transportation costs, but before royalties	2023	2022	2023	2022
E&P Canada ($/bbl)	109.51	112.93	107.62	128.07

E&P International(2) ($/boe)	—	128.86	109.00	126.61

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
E&P International price realizations exclude Libya.

E&P price realizations decreased in the fourth quarter of 2023 from the prior year quarter, in line with the decrease in benchmark prices for Brent crude, partially offset by weaker foreign exchange rates.
Royalties
E&P royalties, excluding the impact of Libya in the fourth quarter of 2023, were lower compared to the prior year quarter primarily due to the decrease in sales volumes.
Expenses and Other Factors
Operating and transportation expenses decreased in the fourth quarter of 2023 compared to the prior year quarter primarily due to the divestment of the company’s U.K. portfolio, a build of inventory in the current quarter, and a one-time transportation provision recorded in the prior year quarter.
DD&A and exploration expense for the fourth quarter of 2023 decreased compared to the prior year quarter primarily due to lower sales volumes and the divestment of the company’s U.K. portfolio.
Financing expense and other decreased in the fourth quarter of 2023 compared to the prior year quarter primarily due to the impact of insurance settlements in the prior year quarter.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events scheduled for the first quarter of 2024.
2023 Fourth Quarter   Suncor Energy Inc.   17

FOURTH QUARTER DISCUSSION
REFINING AND MARKETING
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Operating revenues	8 053	9 019	31 068	36 728
Earnings before income taxes	598	1 517	3 383	5 694
Adjusted for:

Unrealized loss (gain) on risk management activities	—	12	(16)	(7)
Adjusted operating earnings(1)	598	1 529	3 367	5 687
Adjusted funds from operations(1)	811	1 663	4 268	6 561
Free funds flow(1)	506	1 405	3 266	5 745

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

R&M adjusted operating earnings in the fourth quarter of 2023 were $598 million, compared to $1.529 billion in the prior year quarter. The decrease in adjusted operating earnings was primarily due to lower benchmark crack spreads in the current quarter compared to the prior year quarter, partially offset by increased refinery production.
Volumes
	Three months ended December 31		Twelve months ended December 31
	2023	2022	2023	2022
Crude oil processed (mbbls/d)

Eastern North America	217.8	211.8	212.4	206.2

Western North America	238.1	228.2	208.3	227.0
Total	455.9	440.0	420.7	433.2
Refinery utilization(1) (%)

Eastern North America	98	95	96	93

Western North America	98	94	85	93
Total	98	94	90	93
Refined product sales (mbbls/d)

Gasoline	244.2	231.4	228.0	227.6

Distillate	251.4	242.4	243.9	244.6

Other	79.9	74.4	81.2	81.4
Total	575.5	548.2	553.1	553.6
Refinery production(2) (mbbls)	44 756	43 321	163 895	168 149
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	37.45	59.30	45.00	55.85

Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	47.05	69.40	47.00	54.45

Refining operating expense(3) ($/bbl)	7.65	7.90	7.45	7.00

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

18   2023 Fourth Quarter   Suncor Energy Inc.

Refinery crude throughput was 455,900 bbls/d and refinery utilization was 98% in the fourth quarter of 2023, compared to 440,000 bbls/d and 94% in the prior year quarter, reflecting strong utilization across all refineries in the current quarter, and the impact of unplanned maintenance in the prior year quarter, including a weather-related event at the Commerce City refinery.
Refined product sales were 575,500 bbls/d in the fourth quarter of 2023, compared to 548,200 bbls/d in the prior year quarter, with the increase due to higher refinery production, partially offset by a larger build of refined product inventory in the current quarter compared to the prior year quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin decreased to $47.05/bbl in the fourth quarter of 2023, from $69.40/bbl in the prior year quarter, primarily due to lower benchmark crack spreads, partially offset by improved margin capture. In the fourth quarter of 2023, on a LIFO basis, Suncor’s refining and marketing gross margin represents 103% margin capture compared to Suncor’s 5-2-2-1 index.

•
On a FIFO basis, Suncor’s refining and marketing gross margin decreased to $37.45/bbl in the fourth quarter of 2023, from $59.30/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the fourth quarter of 2023, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, resulted in a loss of $431 million on the decrease in crude oil benchmarks. In the prior year quarter FIFO resulted in a loss of $439 million, for a favourable quarter-over-quarter impact of $8 million.

Expenses and Other Factors
Operating and transportation expenses increased in the fourth quarter of 2023 compared to the prior year quarter, due to increased maintenance and sales and marketing costs in the current quarter, partially offset by lower natural gas and other commodity input costs, and decreased share-based compensation expenses.
Refining operating expense per barrel(1) was $7.65 in the fourth quarter of 2023, compared to $7.90 in the prior year quarter, with the decrease primarily due to lower commodity input costs and higher refinery production, partially offset by increased maintenance costs and inflationary impacts.
Planned Maintenance
Planned maintenance activities have commenced at the company’s Commerce City refinery, and are expected to be completed in the first quarter of 2024. Planned turnaround maintenance is scheduled to commence at the company’s Montreal refinery in the first quarter of 2024 and is expected to be completed in the second quarter of 2024. The impact of these maintenance events have been reflected in the company’s 2024 guidance.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this document.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2023 Fourth Quarter   Suncor Energy Inc.   19

FOURTH QUARTER DISCUSSION
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Loss before income taxes	(1)	(182)	(1 296)	(2 232)
Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(199)	(200)	(184)	729

Asset impairment	158	—	158	—

Restructuring charge(1)	—	—	275	—

Gain on significant disposal(2)	—	—	(302)	—
Adjusted operating loss(3)	(42)	(382)	(1 349)	(1 503)

Corporate and Renewables	(341)	(482)	(1 405)	(1 456)

Eliminations – Intersegment profit realized (eliminated)	299	100	56	(47)
Adjusted funds from (used in) operations(3)	10	(273)	(1 546)	(1 240)
Free funds deficit(3)	(8)	(285)	(1 608)	(1 428)

(1)
During the second quarter of 2023, the company recorded a restructuring charge of  $275 million in OS&G expenses, related to the company’s workforce reduction plans.

(2)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Corporate incurred an adjusted operating loss of $341 million in the fourth quarter of 2023, compared to $482 million in the prior year quarter. The decreased loss was primarily attributable to an operational foreign exchange gain in the fourth quarter of 2023, compared to a loss in the prior year quarter. The decreased loss was also driven by a lower share-based compensation expense, decreased spend in low-carbon fuel development projects compared to the prior year quarter, and increased costs associated with the early redemption of long-term debt in the prior year quarter. Suncor capitalized $70 million of its borrowing costs in the fourth quarter of 2023, as part of the cost of major development assets and construction projects in progress, compared to $44 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2023, the company realized $299 million of intersegment profit, compared to $100 million in the prior year quarter. The realization of intersegment profit was primarily driven by a weakening in benchmark pricing in both periods.
Corporate and Eliminations adjusted funds from operations were $10 million for the fourth quarter of 2023, compared to funds used in operations of $273 million in the fourth quarter of 2022, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense and increased costs associated with the early redemption of long-term debt in the fourth quarter of 2022.
20   2023 Fourth Quarter   Suncor Energy Inc.

4. INCOME TAX
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Current income tax (recovery) expense	(334)	849	1 734	4 229

Deferred income tax expense (recovery)	904	(52)	560	(990)
Income tax expense included in net earnings	570	797	2 294	3 239

Less: Income tax recovery on adjusted operating earnings adjustments	(10)	(215)	(98)	(915)
Income tax expense included in adjusted operating earnings	580	1 012	2 392	4 154
Effective tax rate	16.8%	22.5%	21.7%	26.3%
The provision for income taxes in the fourth quarter of 2023 decreased compared to the prior year quarter, primarily due to the non-cash gain on the acquisition of TotalEnergies Canada, and non-taxable foreign exchange gains. In the fourth quarter of 2023, the company’s effective tax rate on net earnings decreased compared to the prior year quarter, primarily due to the non-cash gain on the acquisition of TotalEnergies Canada, as well as non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt and other permanent items impacting total tax expense.
5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended				Twelve months ended
	December 31, 2023			December 31, 2022	December 31, 2023			December 31, 2022
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands

Oil Sands Base	363	190	553	527	1 345	627	1 972	1 673

In Situ	32	104	136	63	160	357	517	543

Fort Hills	56	19	75	88	376	21	397	337

Syncrude	171	73	244	201	738	252	990	852

E&P(3)	—	152	152	109	—	635	635	420

R&M	254	50	304	258	876	124	1 000	816

Corporate and Eliminations(4)	16	2	18	12	48	14	62	178
	892	590	1 482	1 258	3 543	2 030	5 573	4 819
Capitalized interest on debt			70	44			255	168
Total capital and exploration expenditures			1 552	1 302			5 828	4 987

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter of 2023 and $108 million for the twelve months ended December 31, 2023, compared to $16 million in the fourth quarter of 2022 and $57 million for the twelve months ended December 31, 2022.

(4)
Excludes capital expenditures related to assets previously held for sale of  $24 million in the fourth quarter of 2022 and $76 million for the twelve months ended December 31, 2022.

2023 Fourth Quarter   Suncor Energy Inc.   21

FOURTH QUARTER DISCUSSION
During the fourth quarter of 2023, the company incurred $1.482 billion of capital expenditures, excluding capitalized interest, compared to $1.258 billion in the prior year quarter. The increase was primarily driven by increased economic investments at Oil Sands Base, related to the new cogeneration facility, at In Situ, related to well pad investments, at Syncrude, related to the Mildred Lake West Extension mining project, and at E&P, related to increased development work at the West White Rose Project in the current period. This was partially offset by decreased asset sustainment and maintenance capital expenditures at Oil Sands Base.
Activity in the fourth quarter of 2023 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $553 million in the fourth quarter of 2023 and were primarily focused on significant planned turnaround activities at Upgrader 2 as well as tailings development. Economic investment expenditures were primarily focused on progressing the investment in low-carbon power cogeneration by replacing the coke-fired boilers with a new cogeneration facility.
In Situ capital expenditures were $136 million in the fourth quarter of 2023 and were primarily directed towards economic investment activities focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels.
Fort Hills capital expenditures were $75 million in the fourth quarter of 2023 and were directed towards mine and tailings development to support ongoing operations, including expenditures to progress the execution of the mine improvement plan.
Syncrude capital expenditures were $244 million in the fourth quarter of 2023 and were primarily directed towards planned maintenance activities, mine equipment replacements and tailings development. Economic investment expenditures were directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
E&P capital and exploration expenditures were $152 million in the fourth quarter of 2023 and were focused on economic investment projects, primarily development work on the West White Rose Project, and the completion of the Terra Nova Asset Life Extension Project.
Refining and Marketing
R&M capital expenditures were $304 million in the fourth quarter of 2023 and were primarily related to the company’s planned maintenance program as well as strengthening the company’s sales and marketing business, including the enhancement of its retail operations.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $18 million in the fourth quarter of 2023 and were primarily directed towards investment in digital technologies.
22   2023 Fourth Quarter   Suncor Energy Inc.

6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended December 31
	2023	2022
Return on capital employed (ROCE)(1)(2) (%)	15.6	19.4
Net debt to adjusted funds from operations(1) (times)	1.0	0.8
Total debt to total debt plus shareholders’ equity(1) (%)	26.3	28.4
Net debt to net debt plus shareholders’ equity(1) (%)	24.0	25.7
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	18.5	21.3

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
For the twelve months ended December 31, 2023, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada. ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2024 capital spending program of $6.3 billion to $6.5 billion, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended December 31, 2023, cash and cash equivalents decreased to $1.729 billion from $2.432 billion as at September 30, 2023. The use of cash in the fourth quarter of 2023 was due to a net decrease in short-term and long-term indebtedness, including the impacts of the acquisition of an additional 31.23% working interest in Fort Hills, the company’s capital and exploration expenditures, the payment of dividends and the repurchase of Suncor’s common shares under its NCIB exceeding the company’s cash flow provided by operating activities.
For the twelve months ended December 31, 2023, cash and cash equivalents decreased to $1.729 billion from $1.980 billion as at December 31, 2022. The use of cash in 2023 was due to the company’s capital and exploration expenditures, a net decrease in short-term and long-term indebtedness, including the impacts of the acquisition of an additional 45.89% working interest in Fort Hills, the payment of dividends and the repurchase of Suncor’s common shares under its NCIB exceeding the company’s cash flow provided by operating activities and proceeds from the sale of its U.K. E&P portfolio and its wind and solar assets.
As at December 31, 2023, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 20 days.
As at December 31, 2023, available credit facilities for liquidity purposes were $4.957 billion, compared to $2.900 billion as at December 31, 2022. The increase in available credit facilities was due to a decrease in short-term indebtedness, partially offset by a reduction in the size of the company’s syndicated credit facilities. In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche to $2.8 billion.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects should help the company maintain its ability to manage project costs and debt levels.
2023 Fourth Quarter   Suncor Energy Inc.   23

FOURTH QUARTER DISCUSSION
During the fourth quarter of 2023, the company issued $1.0 billion principal amount of 5.60% senior unsecured medium term notes and $500 million principal amount of 5.40% senior unsecured medium term notes, due on November 17, 2025, and November 17, 2026, respectively, to finance the acquisition of TotalEnergies Canada.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. As at December 31, 2023, total debt to total debt plus shareholders’ equity was 26.3% (December 31, 2022 – 28.4%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Twelve months ended
($ millions)	December 31, 2023	December 31, 2023
Total debt(1) – beginning of period	15 427	15 619

Increase in long-term debt	1 500	1 495

Decrease in short-term debt	(1 990)	(2 343)

Increase in lease liability	762	1 156

Lease payments	(83)	(331)

Foreign exchange on debt, and other	(209)	(189)
Total debt(1) – December 31, 2023	15 407	15 407

Less: Cash and cash equivalents – December 31, 2023	1 729	1 729
Net debt(1) – December 31, 2023	13 678	13 678

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

The company’s total debt marginally decreased in the fourth quarter of 2023, primarily due to a decrease in short-term indebtedness, favourable foreign exchange rates on U.S. dollar denominated debt compared to September 30, 2023, and principal lease payments made during the quarter being offset by the issuance of long-term debt, as discussed above, and an increase in net leases assumed with the Fort Hills acquisition, and entered into, during the period.
The company’s total debt decreased in the twelve months ended December 31, 2023, primarily due to a decrease in short-term indebtedness, principal lease payments made during the period and favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2022, being partially offset by the issuance of long-term debt, as discussed above, and an increase in net leases assumed with the Fort Hills acquisitions, and entered into, during the period.
As at December 31, 2023, Suncor’s net debt was $13.678 billion, compared to $12.995 billion at September 30, 2023, and $13.639 billion at December 31, 2022. The change in net debt was primarily due to the factors discussed above, and a decrease in cash and cash equivalents.
Common Shares
December 31,
(thousands)	2023
Common shares	1 290 100

Common share options – exercisable	14 300

Common share options – non-exercisable	2 736
As at February 20, 2024, the total number of common shares outstanding was 1,287,407,405 and the total number of exercisable and non-exercisable common share options outstanding was 16,194,208. Once vested, each outstanding common share option is exercisable for one common share.
24   2023 Fourth Quarter   Suncor Energy Inc.

Share Repurchases
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to repurchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
Subsequent to the fourth quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. On February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
Between February 17, 2023, and February 16, 2024, pursuant to Suncor’s previous NCIB, Suncor repurchased 47,106,802 common shares on the open market, representing the equivalent of 3.5% of its common shares as at February 3, 2023, for $2.019 billion, at a weighted average price of $42.87 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2023	2022	2023	2022
Share repurchase activities (thousands of common shares)	8 453	16 693	51 982	116 908

Weighted average repurchase price per share (dollars per share)	44.37	43.43	42.96	43.92

Share repurchase cost	375	725	2 233	5 135
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2022 annual MD&A and has provided an update below. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity, or capital expenditures.
During the fourth quarter of 2023, the company increased its commitments as a result of the acquisition of an additional 31.23% working interest in Fort Hills. The acquisition of additional working interest is expected to impact the company’s undiscounted future decommissioning and restoration costs, long-term contracts, pipeline capacity and energy service commitments and its commitments associated with leases.
2023 Fourth Quarter   Suncor Energy Inc.   25

FOURTH QUARTER DISCUSSION
7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022
Total production (mboe/d)

Oil Sands	757.4	646.1	679.1	675.1	688.1	646.0	641.5	685.7

Exploration and Production	50.7	44.4	62.8	67.0	75.0	78.1	78.7	80.4
Total upstream production	808.1	690.5	741.9	742.1	763.1	724.1	720.2	766.1
Revenues and other income

Gross revenues(1)	13 589	13 911	12 434	12 272	14 754	15 869	17 815	14 469

Royalties	(779)	(1 262)	(715)	(358)	(834)	(925)	(1 680)	(1 132)
Operating revenues, net of royalties(1)	12 810	12 649	11 719	11 914	13 920	14 944	16 135	13 337

Other income (loss)	1 328	(13)	(3)	342	(65)	113	69	14
	14 138	12 636	11 716	12 256	13 855	15 057	16 204	13 351
Net earnings (loss)	2 820	1 544	1 879	2 052	2 741	(609)	3 996	2 949

Per common share – basic (dollars)	2.18	1.19	1.44	1.54	2.03	(0.45)	2.84	2.06

Per common share – diluted (dollars)	2.18	1.19	1.43	1.54	2.03	(0.45)	2.83	2.06
Adjusted operating earnings(2)	1 635	1 980	1 253	1 809	2 432	2 565	3 814	2 755

Per common share(3)(4) (dollars)	1.26	1.52	0.96	1.36	1.81	1.88	2.71	1.92
Adjusted funds from operations(2)	4 034	3 634	2 655	3 002	4 189	4 473	5 345	4 094

Per common share(3)(4) (dollars)	3.12	2.80	2.03	2.26	3.11	3.28	3.80	2.86
Cash flow provided by operating activities	4 318	4 184	2 803	1 039	3 924	4 449	4 235	3 072

Per common share(4) (dollars)	3.34	3.22	2.14	0.78	2.91	3.26	3.01	2.14
ROCE(3) (%) for the twelve months ended	15.6	15.8	12.8	17.8	19.4	17.5	19.4	12.7
ROCE excluding impairments and impairment reversals(3)(5) (%) for the twelve months ended	15.6	15.8	16.3	21.6	22.9	21.0	18.2	12.4
Common share information (dollars)

Dividend per common share(4)	0.55	0.52	0.52	0.52	0.52	0.47	0.47	0.42

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	42.45	46.71	38.86	41.96	42.95	38.90	45.16	40.70

New York Stock Exchange (US$)	32.04	34.38	29.32	31.05	31.73	28.15	35.07	32.59

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products were decreased by $150 million, with no effect on net earnings.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document. Adjusted operating earnings for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(4)
Represented on a basic per share basis.

(5)
ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada.

26   2023 Fourth Quarter   Suncor Energy Inc.

Business Environment
(average for the three months ended)		Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022
WTI crude oil at Cushing	US$/bbl	78.35	82.20	73.75	76.10	82.65	91.65	108.40	94.40

Dated Brent crude	US$/bbl	84.05	86.70	78.35	81.25	88.65	100.95	113.75	101.50

Dated Brent/Maya FOB price differential	US$/bbl	56.80	11.15	14.75	18.40	17.70	17.95	11.65	14.30

MSW at Edmonton	Cdn$/bbl	99.70	107.80	95.10	99.05	110.05	116.85	137.80	115.75

WCS at Hardisty	US$/bbl	56.45	69.30	58.70	51.35	57.00	71.75	95.60	79.80

WTI-WCS light/heavy differential	US$/bbl	(21.90)	(12.90)	(15.05)	(24.75)	(25.65)	(19.90)	(12.80)	(14.60)

SYN-WTI (differential) premium	US$/bbl	0.30	2.80	2.90	2.10	4.15	8.80	6.05	(1.30)

Condensate at Edmonton	US$/bbl	76.25	77.90	72.35	79.85	83.40	87.35	108.35	96.15

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.15	2.50	2.35	3.05	4.90	4.15	6.90	4.50

Alberta Power Pool Price	Cdn$/MWh	81.60	151.60	159.80	142.00	213.95	221.40	122.45	90.00

New York Harbor 2-1-1 crack(1)	US$/bbl	28.60	39.95	32.30	36.70	52.75	46.70	60.05	28.25

Chicago 2-1-1 crack(1)	US$/bbl	17.10	27.45	28.60	31.55	39.20	43.30	49.40	20.20

Portland 2-1-1 crack(1)	US$/bbl	29.35	55.90	37.30	37.40	50.70	57.30	63.45	33.80

Gulf Coast 2-1-1 crack(1)	US$/bbl	23.00	39.10	29.15	37.65	40.20	41.85	52.55	26.80

U.S. Renewable Volume Obligation	US$/bbl	4.75	7.45	7.70	8.20	8.55	8.10	7.80	6.45

Suncor custom 5-2-2-1 index(2)	US$/bbl	33.45	36.00	34.20	42.80	51.90	45.45	51.45	32.25

Exchange rate (average)	US$/Cdn$	0.73	0.75	0.74	0.74	0.74	0.77	0.78	0.79

Exchange rate (end of period)	US$/Cdn$	0.76	0.74	0.76	0.74	0.74	0.73	0.78	0.80

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2022 annual MD&A.

2023 Fourth Quarter   Suncor Energy Inc.   27

FOURTH QUARTER DISCUSSION
8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2022.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2022, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2022, note 9 to the unaudited interim Consolidated Financial Statements for the twelve months ended December 31, 2023, and the Financial Condition and Liquidity section of the 2022 annual MD&A.
28   2023 Fourth Quarter   Suncor Energy Inc.

9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this document.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this document, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this document. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2023 Fourth Quarter   Suncor Energy Inc.   29

FOURTH QUARTER DISCUSSION
Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended December 31
($ millions, except as noted)		2023	2022
Adjustments to net earnings

Net earnings		8 295	9 077

(Deduct) add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(179)	679

Net interest expense		543	642
Adjusted net earnings(1)	A	8 659	10 398
Capital employed – beginning of twelve-month period

Net debt(2)		13 639	16 149

Shareholders’ equity		39 367	36 614
		53 006	52 763
Capital employed – end of twelve-month period

Net debt(2)		13 678	13 639

Shareholders’ equity		43 279	39 367
		56 957	53 006
Average capital employed	B	55 462	53 651
ROCE (%)(3)	A/B	15.6	19.4

(1)
Total before-tax impact of adjustments is $530 million for the twelve months ended December 31, 2023, and $1.575 billion for the twelve months ended December 31, 2022.

(2)
Net debt is a non-GAAP financial measure.

(3)
For the twelve months ended December 31, 2023, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada. ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

30   2023 Fourth Quarter   Suncor Energy Inc.

Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	2 660	1 625	133	578	598	1 517	(1)	(182)	—	—	3 390	3 538

Adjustments for:

Depreciation, depletion, amortization and impairment	1 214	1 080	99	130	256	226	29	29	—	—	1 598	1 465

Accretion	116	64	15	15	2	2	—	—	—	—	133	81

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(199)	(200)	—	—	(199)	(200)

Change in fair value of financial instruments and trading inventory	(65)	105	(1)	(11)	(30)	(121)	—	—	—	—	(96)	(27)

Bargain purchase gain and revaluations	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)	—

(Gain) loss on disposal of assets	—	(5)	8	1	(2)	(1)	(3)	(3)	—	—	3	(8)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	32	—	—	—	32

Share-based compensation	30	66	4	5	10	30	24	66	—	—	68	167

Settlement of decommissioning and restoration liabilities	(70)	(61)	(24)	(2)	(16)	(11)	—	(5)	—	—	(110)	(79)

Other	(109)	55	(6)	3	(7)	21	160	(10)	—	—	38	69

Current income tax recovery (expense)	—	—	—	—	—	—	—	—	334	(849)	334	(849)
Adjusted funds from (used in) operations	2 651	2 929	228	719	811	1 663	10	(273)	334	(849)	4 034	4 189

Change in non-cash working capital											284	(265)
Cash flow provided by operating activities											4 318	3 924
2023 Fourth Quarter   Suncor Energy Inc.   31

FOURTH QUARTER DISCUSSION
Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	6 811	5 633	1 691	3 221	3 383	5 694	(1 296)	(2 232)	—	—	10 589	12 316

Adjustments for:

Depreciation, depletion, amortization and impairment	4 902	7 927	483	(105)	934	844	116	120	—	—	6 435	8 786

Accretion	460	249	64	60	8	8	—	(1)	—	—	532	316

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(184)	729	—	—	(184)	729

Change in fair value of financial instruments and trading inventory	27	18	(3)	(6)	(29)	(50)	—	—	—	—	(5)	(38)

Bargain purchase gain and revaluations	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)	—

(Gain) loss on disposal of assets	(39)	(7)	(600)	66	(28)	(11)	(325)	(3)	—	—	(992)	45

Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	32	—	—	—	32

Share-based compensation	71	139	12	6	25	50	—	133	—	—	108	328

Settlement of decommissioning and restoration liabilities	(326)	(264)	(29)	(21)	(35)	(23)	—	(6)	—	—	(390)	(314)

Other	(56)	136	(6)	(43)	10	49	143	(12)	—	—	91	130

Current income tax expense	—	—	—	—	—	—	—	—	(1 734)	(4 229)	(1 734)	(4 229)
Adjusted funds from (used in) operations	10 725	13 831	1 612	3 178	4 268	6 561	(1 546)	(1 240)	(1 734)	(4 229)	13 325	18 101

Change in non-cash working capital											(981)	(2 421)
Cash flow provided by operating activities											12 344	15 680
32   2023 Fourth Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	2 651	2 929	228	719	811	1 663	10	(273)	334	(849)	4 034	4 189

Capital expenditures including capitalized interest(1)	(1 068)	(919)	(161)	(113)	(305)	(258)	(18)	(12)	—	—	(1 552)	(1 302)
Free funds flow (deficit)	1 583	2 010	67	606	506	1 405	(8)	(285)	334	(849)	2 482	2 887
Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	10 725	13 831	1 612	3 178	4 268	6 561	(1 546)	(1 240)	(1 734)	(4 229)	13 325	18 101

Capital expenditures including capitalized interest(1)	(4 096)	(3 540)	(668)	(443)	(1 002)	(816)	(62)	(188)	—	—	(5 828)	(4 987)
Free funds flow (deficit)	6 629	10 291	944	2 735	3 266	5 745	(1 608)	(1 428)	(1 734)	(4 229)	7 497	13 114

(1)
Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter of 2023 and $108 million for the twelve months ended December 31, 2023, compared to $40 million in the fourth quarter of 2022 and $133 million for the twelve months ended December 31, 2022.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this document. Management uses cash operating costs to measure operating performance.
2023 Fourth Quarter   Suncor Energy Inc.   33

FOURTH QUARTER DISCUSSION
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2023	2022	2023	2022
Refining and marketing gross margin reconciliation

Operating revenues	8 053	9 019	31 068	36 728

Purchases of crude oil and products	(6 448)	(6 515)	(23 867)	(27 261)
	1 605	2 504	7 201	9 467

Other income (loss)	81	61	224	(60)

Non-refining and marketing margin	(11)	3	(50)	(20)
Refining and marketing gross margin – FIFO	1 675	2 568	7 375	9 387

Refinery production(1) (mbbls)	44 756	43 321	163 895	168 149
Refining and marketing gross margin – FIFO ($/bbl)	37.45	59.30	45.00	55.85
FIFO and risk management activities adjustment	431	439	330	(230)
Refining and marketing gross margin – LIFO	2 106	3 007	7 705	9 157
Refining and marketing gross margin – LIFO ($/bbl)	47.05	69.40	47.00	54.45
Refining operating expense reconciliation

Operating, selling and general expense	694	680	2 558	2 427

Non-refining costs	(351)	(338)	(1 340)	(1 246)
Refining operating expense	343	342	1 218	1 181

Refinery production(1) (mbbls)	44 756	43 321	163 895	168 149
Refining operating expense ($/bbl)	7.65	7.90	7.45	7.00

(1)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
34   2023 Fourth Quarter   Suncor Energy Inc.

Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	December 31	December 31
($ millions, except as noted)	2023	2022
Short-term debt	494	2 807

Current portion of long-term debt	—	—

Current portion of long-term lease liabilities	348	317

Long-term debt	11 087	9 800

Long-term lease liabilities	3 478	2 695
Total debt	15 407	15 619

Less: Cash and cash equivalents	1 729	1 980
Net debt	13 678	13 639
Shareholders’ equity	43 279	39 367
Total debt plus shareholders’ equity	58 686	54 986
Total debt to total debt plus shareholders’ equity (%)	26.3	28.4
Net debt to net debt plus shareholders’ equity (%)	24.0	25.7
Net debt to net debt plus shareholders’ equity – excluding leases (%)	18.5	21.3
Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
Three months ended	December 31, 2023				December 31, 2022
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	2 646	4 341	6 987	6 987	1 347	5 317	6 664	6 664

Other income (loss)	1 374	(11)	1 363	1 363	(113)	(33)	(146)	(146)

Purchases of crude oil and products	(820)	(29)	(849)	(849)	(182)	(76)	(258)	(258)

Gross realization adjustment(1)	(1 395)	(52)	(1 447)		(68)	(127)	(195)
Gross realization	1 805	4 249	6 054		984	5 081	6 065
Transportation and distribution	(199)	(195)	(394)	(394)	(111)	(181)	(292)	(292)
Price realization	1 606	4 054	5 660		873	4 900	5 773
Sales volumes (mbbls)	25 529	42 070	67 599		16 050	46 487	62 537
Price realization per barrel	62.97	96.32	83.72		54.52	105.38	92.33
2023 Fourth Quarter   Suncor Energy Inc.   35

FOURTH QUARTER DISCUSSION
Twelve months ended	December 31, 2023				December 31, 2022
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	7 218	18 817	26 035	26 035	7 892	22 539	30 431	30 431

Other income (loss)	1 519	(50)	1 469	1 469	(80)	27	(53)	(53)

Purchases of crude oil and products	(1 758)	(177)	(1 935)	(1 935)	(1 673)	(377)	(2 050)	(2 050)

Gross realization adjustment(1)	(1 463)	(294)	(1 757)		(119)	(420)	(539)
Gross realization	5 516	18 296	23 812		6 020	21 769	27 789
Transportation and distribution	(567)	(646)	(1 213)	(1 213)	(438)	(772)	(1 210)	(1 210)
Price realization	4 949	17 650	22 599		5 582	20 997	26 579
Sales volumes (mbbls)	72 795	177 601	250 396		65 960	176 632	242 592
Price realization per barrel	67.97	99.40	90.27		84.63	118.88	109.57

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

E&P Price Realizations
Three months ended	December 31, 2023				December 31, 2022
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	259	236	495	378	399	308	1 085

Transportation and distribution	—	(19)	(3)	(22)	(5)	(13)	(16)	(34)
Price realization	—	240	233		373	386	292
Sales volumes (mbbls)	—	2 191			2 893	3 414
Price realization per barrel	—	109.51			128.86	112.93
Twelve months ended	December 31, 2023				December 31, 2022
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	306	1 689	694	2 689	1 222	2 464	645	4 331

Transportation and distribution	(9)	(58)	(9)	(76)	(24)	(61)	(16)	(101)
Price realization	297	1 631	685		1 198	2 403	629
Sales volumes (mbbls)	2 729	15 149			9 453	18 753
Price realization per barrel	109.00	107.62			126.61	128.07

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the fourth quarter of 2023, revenue included a gross-up amount of  $182 million, with an offsetting amount of $105 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2023, revenue included a gross-up amount of  $528 million, with an offsetting amount of  $282 million in royalties in the E&P segment and $246 million in income tax expense reported at the consolidated level. In the fourth quarter of 2022, revenue included a gross-up amount of  $234 million, with an offsetting amount of  $118 million in royalties in the E&P segment and $116 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2022, revenue included a gross-up amount of  $486 million, with an offsetting amount of  $266 million in royalties in the E&P segment and $220 million in income tax expense reported at the consolidated level.

36   2023 Fourth Quarter   Suncor Energy Inc.

10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this document:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q4	Three months ended December 31
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
2023 Fourth Quarter   Suncor Energy Inc.   37

FOURTH QUARTER DISCUSSION
11. ADVISORIES
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Forward-Looking Statements
This document contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this document include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
Suncor’s expectation that production at the Terra Nova asset will continue ramping up in the beginning of 2024;

•
Suncor’s expectation that its indicative 5-2-2-1 index will continue to be an appropriate measure of Suncor’s actual results;

•
expectations regarding planned maintenance events, specifically the expectation that Syncrude turnaround will commence in the first quarter of 2024 and be complete in the second quarter of 2024, that maintenance activities at the company’s Commerce City refinery will be completed in the first quarter of 2024, and that planned turnaround maintenance at the company’s Montreal refinery will commence in the first quarter of 2024 and be completed in the second quarter of 2024;

•
Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;

•
statements regarding Suncor’s planned 2024 capital spending program of $6.3 billion to $6.5 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects should help the company manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those
38   2023 Fourth Quarter   Suncor Energy Inc.

expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received;
2023 Fourth Quarter   Suncor Energy Inc.   39

FOURTH QUARTER DISCUSSION
the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this document, and in the company’s 2022 annual MD&A, the 2022 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this document are made as of the date of this document. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
40   2023 Fourth Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Revenues and Other Income

Gross revenues (note 3)	13 589	14 754	52 206	62 907

Less: royalties (note 3)	(779)	(834)	(3 114)	(4 571)

Other income (loss) (note 4)	1 328	(65)	1 654	131
	14 138	13 855	50 746	58 467
Expenses

Purchases of crude oil and products	5 068	4 650	18 215	20 775

Operating, selling and general	3 395	3 556	13 383	12 807

Transportation and distribution	531	443	1 775	1 671

Depreciation, depletion, amortization and impairment (note 10)	1 598	1 465	6 435	8 786

Exploration	15	5	74	56

Loss (gain) on disposal of assets (note 10)	3	(8)	(992)	45

Financing expenses (note 6)	138	206	1 267	2 011
	10 748	10 317	40 157	46 151
Earnings before Income Taxes	3 390	3 538	10 589	12 316
Income Tax (Recovery) Expense

Current	(334)	849	1 734	4 229

Deferred	904	(52)	560	(990)
	570	797	2 294	3 239
Net Earnings	2 820	2 741	8 295	9 077
Other Comprehensive (Loss) Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(84)	(56)	74	160

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes (note 12)	(193)	3	128	838
Other Comprehensive (Loss) Income	(277)	(53)	202	998
Total Comprehensive Income	2 543	2 688	8 497	10 075
Per Common Share (dollars) (note 7)

Net earnings – basic	2.18	2.03	6.34	6.54

Net earnings – diluted	2.18	2.03	6.33	6.53

Cash dividends	0.55	0.52	2.11	1.88
See accompanying notes to the condensed interim consolidated financial statements.
2023 Fourth Quarter   Suncor Energy Inc.   41

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	December 31 2023	December 31 2022
Assets

Current assets

Cash and cash equivalents	1 729	1 980

Accounts receivable	5 735	6 068

Inventories	5 365	5 058

Income taxes receivable	980	244

Assets held for sale	—	1 186
Total current assets	13 809	14 536

Property, plant and equipment, net	67 650	62 654

Exploration and evaluation	1 758	1 995

Other assets (note 12)	1 710	1 766

Goodwill and other intangible assets	3 528	3 586

Deferred income taxes	84	81
Total assets	88 539	84 618
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	494	2 807

Current portion of long-term lease liabilities	348	317

Accounts payable and accrued liabilities	7 731	8 167

Current portion of provisions	983	564

Income taxes payable	41	484

Liabilities associated with assets held for sale	—	530
Total current liabilities	9 597	12 869

Long-term debt (note 6)	11 087	9 800

Long-term lease liabilities	3 478	2 695

Other long-term liabilities (note 12)	1 488	1 642

Provisions (note 11)	11 610	9 800

Deferred income taxes	8 000	8 445

Equity	43 279	39 367
Total liabilities and shareholders’ equity	88 539	84 618
See accompanying notes to the condensed interim consolidated financial statements.
42   2023 Fourth Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Operating Activities

Net Earnings	2 820	2 741	8 295	9 077

Adjustments for:

Depreciation, depletion, amortization and impairment	1 598	1 465	6 435	8 786

Deferred income tax expense (recovery)	904	(52)	560	(990)

Accretion (note 6)	133	81	532	316

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(199)	(200)	(184)	729

Change in fair value of financial instruments and trading inventory	(96)	(27)	(5)	(38)

Bargain purchase gain and revaluations (notes 4 and 10)	(1 125)	—	(1 125)	—

Loss (gain) on disposal of assets (note 10)	3	(8)	(992)	45

Loss on extinguishment of long-term debt (note 6)	—	32	—	32

Share-based compensation	68	167	108	328

Settlement of decommissioning and restoration liabilities	(110)	(79)	(390)	(314)

Other	38	69	91	130

Decrease (increase) in non-cash working capital	284	(265)	(981)	(2 421)
Cash flow provided by operating activities	4 318	3 924	12 344	15 680
Investing Activities

Capital and exploration expenditures	(1 552)	(1 302)	(5 828)	(4 987)

Capital expenditures on assets held for sale	—	(40)	(108)	(133)

Acquisitions, net of cash acquired (note 10)	(1 682)	—	(2 394)	—

Proceeds from disposal of assets (note 10)	2	—	1 882	315

Other investments	(24)	(43)	(83)	(36)

(Increase) decrease in non-cash working capital	(100)	(165)	20	52
Cash flow used in investing activities	(3 356)	(1 550)	(6 511)	(4 789)
Financing Activities

Net (decrease) increase in short-term debt	(1 990)	37	(2 343)	1 473

Repayment of long-term debt (note 6)	—	(3 589)	(5)	(5 128)

Issuance of long-term debt (note 6)	1 500	—	1 500	—

Lease liability payments	(83)	(83)	(331)	(329)

Issuance of common shares under share option plans	32	34	187	496

Repurchase of common shares (note 8)	(375)	(725)	(2 233)	(5 135)

Distributions relating to non-controlling interest	(4)	(2)	(16)	(9)

Dividends paid on common shares	(704)	(700)	(2 749)	(2 596)
Cash flow used in financing activities	(1 624)	(5 028)	(5 990)	(11 228)
Decrease in Cash and Cash Equivalents	(662)	(2 654)	(157)	(337)

Effect of foreign exchange on cash and cash equivalents	(41)	(25)	(94)	112

Cash and cash equivalents at beginning of period	2 432	4 659	1 980	2 205
Cash and Cash Equivalents at End of Period	1 729	1 980	1 729	1 980
Supplementary Cash Flow Information

Interest paid	263	348	887	973

Income taxes paid	189	1 525	2 604	4 737
See accompanying notes to the condensed interim consolidated financial statements.
2023 Fourth Quarter   Suncor Energy Inc.   43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	9 077	9 077	—

Foreign currency translation adjustment	—	—	160	—	160	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $264	—	—	—	838	838	—
Total comprehensive income	—	—	160	9 915	10 075	—

Issued under share option plans	570	(58)	—	—	512	13 158

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 947)	—	—	(3 188)	(5 135)	(116 908)

Change in liability for share repurchase commitment	(16)	—	—	(104)	(120)	—

Share-based compensation	—	17	—	—	17	—

Dividends paid on common shares	—	—	—	(2 596)	(2 596)	—
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	8 295	8 295	—

Foreign currency translation adjustment	—	—	74	—	74	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $42 (note 12)	—	—	—	128	128	—
Total comprehensive income	—	—	74	8 423	8 497	—

Issued under share option plans	199	(18)	—	—	181	4 611

Repurchase of common shares for cancellation (note 8)	(871)	—	—	(1 362)	(2 233)	(51 982)

Change in liability for share repurchase commitment (note 8)	76	—	—	124	200	—

Share-based compensation	—	16	—	—	16	—

Dividends paid on common shares	—	—	—	(2 749)	(2 749)	—
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
See accompanying notes to the condensed interim consolidated financial statements.
44   2023 Fourth Quarter   Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. Reporting Entity and Description of the Business
Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2022.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
2023 Fourth Quarter   Suncor Energy Inc.   45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	5 095	4 644	495	1 085	8 002	9 008	(3)	17	13 589	14 754

Intersegment revenues	1 892	2 020	—	—	51	11	(1 943)	(2 031)	—	—

Less: Royalties	(641)	(662)	(138)	(172)	—	—	—	—	(779)	(834)
Operating revenues, net of royalties	6 346	6 002	357	913	8 053	9 019	(1 946)	(2 014)	12 810	13 920

Other income (loss)	1 363	(146)	21	(4)	81	61	(137)	24	1 328	(65)
	7 709	5 856	378	909	8 134	9 080	(2 083)	(1 990)	14 138	13 855
Expenses

Purchases of crude oil and products	849	258	—	—	6 448	6 515	(2 229)	(2 123)	5 068	4 650

Operating, selling and general	2 396	2 493	97	133	694	680	208	250	3 395	3 556

Transportation and distribution	394	292	22	34	123	126	(8)	(9)	531	443

Depreciation, depletion, amortization and impairment	1 214	1 080	99	130	256	226	29	29	1 598	1 465

Exploration	14	2	1	3	—	—	—	—	15	5

(Gain) loss on disposal of assets	—	(5)	8	1	(2)	(1)	(3)	(3)	3	(8)

Financing expenses (income)	182	111	18	30	17	17	(79)	48	138	206
	5 049	4 231	245	331	7 536	7 563	(2 082)	(1 808)	10 748	10 317
Earnings (Loss) before Income Taxes	2 660	1 625	133	578	598	1 517	(1)	(182)	3 390	3 538

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	(334)	849

Deferred	—	—	—	—	—	—	—	—	904	(52)
	—	—	—	—	—	—	—	—	570	797
Net Earnings	—	—	—	—	—	—	—	—	2 820	2 741
Capital and Exploration Expenditures(1)	1 068	919	161	113	305	258	18	12	1 552	1 302

(1)
Excludes capital expenditures related to assets previously held for sale of  $40 million for the three months ended December 31, 2022.

46   2023 Fourth Quarter   Suncor Energy Inc.

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	18 569	21 905	2 689	4 331	30 959	36 622	(11)	49	52 206	62 907

Intersegment revenues	7 466	8 526	—	—	109	106	(7 575)	(8 632)	—	—

Less: Royalties	(2 623)	(3 963)	(491)	(608)	—	—	—	—	(3 114)	(4 571)
Operating revenues, net of royalties	23 412	26 468	2 198	3 723	31 068	36 728	(7 586)	(8 583)	49 092	58 336

Other income (loss)	1 469	(53)	10	164	224	(60)	(49)	80	1 654	131
	24 881	26 415	2 208	3 887	31 292	36 668	(7 635)	(8 503)	50 746	58 467
Expenses

Purchases of crude oil and products	1 935	2 050	—	—	23 867	27 261	(7 587)	(8 536)	18 215	20 775

Operating, selling and general	9 329	9 152	475	490	2 558	2 427	1 021	738	13 383	12 807

Transportation and distribution	1 213	1 210	76	101	521	396	(35)	(36)	1 775	1 671

Depreciation, depletion, amortization and impairment	4 902	7 927	483	(105)	934	844	116	120	6 435	8 786

Exploration	60	37	14	19	—	—	—	—	74	56

(Gain) loss on disposal of assets	(39)	(7)	(600)	66	(28)	(11)	(325)	(3)	(992)	45

Financing expenses	670	413	69	95	57	57	471	1 446	1 267	2 011
	18 070	20 782	517	666	27 909	30 974	(6 339)	(6 271)	40 157	46 151
Earnings (Loss) before Income Taxes	6 811	5 633	1 691	3 221	3 383	5 694	(1 296)	(2 232)	10 589	12 316

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	1 734	4 229

Deferred	—	—	—	—	—	—	—	—	560	(990)
	—	—	—	—	—	—	—	—	2 294	3 239
Net Earnings	—	—	—	—	—	—	—	—	8 295	9 077
Capital and Exploration Expenditures(1)	4 096	3 540	668	443	1 002	816	62	188	5 828	4 987

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the twelve months ended December 31, 2023 (2022 – $133 million).

2023 Fourth Quarter   Suncor Energy Inc.   47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended December 31	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 341	—	4 341	5 317	—	5 317

Bitumen	2 646	—	2 646	1 347	—	1 347
	6 987	—	6 987	6 664	—	6 664
Exploration and Production

Crude oil and natural gas liquids	259	236	495	399	683	1 082

Natural gas	—	—	—	—	3	3
	259	236	495	399	686	1 085
Refining and Marketing

Gasoline	3 166	—	3 166	3 367	—	3 367

Distillate	4 244	—	4 244	5 013	—	5 013

Other	643	—	643	639	—	639
	8 053	—	8 053	9 019	—	9 019
Corporate and Eliminations
	(1 946)	—	(1 946)	(2 014)	—	(2 014)
Total Revenue from Contracts with Customers	13 353	236	13 589	14 068	686	14 754
Twelve months ended December 31	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	18 817	—	18 817	22 539	—	22 539

Bitumen	7 218	—	7 218	7 892	—	7 892
	26 035	—	26 035	30 431	—	30 431
Exploration and Production

Crude oil and natural gas liquids	1 689	994	2 683	2 464	1 834	4 298

Natural gas	—	6	6	—	33	33
	1 689	1 000	2 689	2 464	1 867	4 331
Refining and Marketing

Gasoline	13 106	—	13 106	14 540	—	14 540

Distillate	15 283	—	15 283	18 663	—	18 663

Other	2 679	—	2 679	3 525	—	3 525
	31 068	—	31 068	36 728	—	36 728
Corporate and Eliminations
	(7 586)	—	(7 586)	(8 583)	—	(8 583)
Total Revenue from Contracts with Customers	51 206	1 000	52 206	61 040	1 867	62 907
48   2023 Fourth Quarter   Suncor Energy Inc.

4. Other Income (Loss)
Other income (loss) consists of the following:
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Energy trading and risk management	124	(114)	307	(209)

Investment and interest income (loss)(1)(2)	(45)	28	94	149

Bargain purchase gain and revaluations(3)	1 125	—	1 125	—

Insurance proceeds(4)	—	22	—	179

Other(2)(5)	124	(1)	128	12
	1 328	(65)	1 654	131

(1)
The three and twelve months ended December 31, 2023, includes a $158 million impairment on an equity investment, within the Corporate segment.

(2)
Prior period amounts have been reclassified to align with current period presentation of Investment and interest income. For the twelve months ended December 31, 2022, $49 million was reclassified from Other to Investment and interest income. This reclassification had no effect on net earnings and was within the Corporate segment.

(3)
The three and twelve months ended December 31, 2023, includes a $1.1 billion bargain purchase gain and revaluation (note 10), within the Oil Sands segment.

(4)
The three months ended December 31, 2022, includes $22 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base, within the Oil Sands segment. The twelve months ended December 31, 2022, includes $147 million of insurance proceeds related to the company’s assets in Libya, within the Exploration and Production segment, and $32 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base Plant, within the Oil Sands segment.

(5)
The three and twelve months ended December 31, 2023, includes a provision reversal related to the company’s arrangement involving a third-party byproduct processor, within the Oil Sands segment. The twelve months ended December 31, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Equity-settled plans	4	3	16	17

Cash-settled plans	71	180	413	484
	75	183	429	501
2023 Fourth Quarter   Suncor Energy Inc.   49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financing Expenses
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Interest on debt	190	187	783	815

Interest on lease liabilities	61	43	198	167

Capitalized interest	(70)	(44)	(255)	(168)
Interest expense	181	186	726	814

Interest on partnership liability	12	13	49	51

Interest on pension and other post-retirement benefits	4	10	11	41

Accretion	133	81	532	316

Foreign exchange (gain) loss on U.S. dollar denominated debt	(199)	(200)	(184)	729

Operational foreign exchange and other	7	84	133	28

Loss on extinguishment of long-term debt	—	32	—	32
	138	206	1 267	2 011
In the fourth quarter of 2023, the company issued $1.5 billion in aggregate principal of senior unsecured notes, consisting of $1.0 billion principal amount of Series 9 Medium Term Notes, maturing on November 17, 2025, having a coupon of 5.60% and $500 million principal amount of Series 10 Medium Term Notes, maturing on November 17, 2026, having a coupon of 5.40%. Debt issuance costs were $8 million and were netted against the carrying amount of the debt and amortized using the effective interest method.
In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
In the fourth quarter of 2022, the company repaid $3.6 billion aggregate principal amount of debt at an amount below par of $51 million plus accrued and unpaid interest. As a result of the extinguishment, the company incurred non-cash charges of $83 million related to accelerated amortization, This resulted in a total loss on extinguishment of long-term debt of $32 million. The general terms of the notes that were extinguished are as follows:
•
3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of $700 million (partial repayment of $585 million);

•
8.20% Notes, due 2027, with a principal amount of US$59 million (partial repayment of US$16 million);

•
3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of $750 million (partial repayment of $671 million);

•
5.00% Series 7 Medium Term Notes, due 2030, with a principal amount of $1.3 billion (partial repayment of $1.1 billion);

•
5.35% Notes, due 2033, with a principal amount of US$300 million (partial repayment of US$178 million);

•
5.95% Notes, due 2035, with a principal amount of US$600 million (partial repayment of US$401 million);

•
5.00% Series 4 Medium Term Notes, due 2037, with a principal amount of $600 million (partial repayment of $321 million); and

•
6.00% Notes, due 2042, with a principal amount of US$142 million (partial repayment of US$110 million).

50   2023 Fourth Quarter   Suncor Energy Inc.

7. Earnings per Common Share
	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Net earnings	2 820	2 741	8 295	9 077
(millions of common shares)
Weighted average number of common shares	1 294	1 347	1 308	1 387

Dilutive securities:

Effect of share options	2	3	2	3
Weighted average number of diluted common shares	1 296	1 350	1 310	1 390
(dollars per common share)
Basic earnings per share	2.18	2.03	6.34	6.54
Diluted earnings per share	2.18	2.03	6.33	6.53
8. Normal Course Issuer Bid
During the first quarter of 2023, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange (NYSE) and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as of February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
For the three months ended December 31, 2023, the company repurchased 8.5 million common shares under the 2023 renewed NCIB at an average price of $44.37 per share, for a total repurchase cost of $375 million. For the twelve months ended December 31, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 43.7 million common shares under the 2023 renewed NCIB at an average price of $42.96 per share, for a total repurchase cost of $2.2 billion.
For the three months ended December 31, 2022, the company repurchased 16.7 million common shares under the previous 2022 NCIB at an average price of $43.43 per share, for a total repurchase cost of $725 million. For the twelve months ended December 31, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 109.8 million common shares under the previous 2022 NCIB at an average price of $43.92 per share, for a total repurchase cost of $5.1 billion.
Subsequent to the fourth quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. On February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
2023 Fourth Quarter   Suncor Energy Inc.   51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the share repurchase activities during the period:
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2023	2022	2023	2022
Share repurchase activities (thousands of common shares)

Shares repurchased	8 453	16 693	51 982	116 908
Amounts charged to:

Share capital	142	279	871	1 947

Retained earnings	233	446	1 362	3 188
Share repurchase cost	375	725	2 233	5 135
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	December 31 2023	December 31 2022
Amounts charged to:

Share capital	60	136

Retained earnings	90	214
Liability for share purchase commitment	150	350
9. Financial Instruments
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2022	(65)

Changes in fair value recognized in earnings during the year	25

Cash settlements – paid (received) during the year	20
Fair value outstanding at December 31, 2023	(20)
52   2023 Fourth Quarter   Suncor Energy Inc.

(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2023, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at December 31, 2023:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	41	24	—	65

Accounts payable	(51)	(34)	—	(85)
	(10)	(10)	—	(20)
During the fourth quarter of 2023, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At December 31, 2023, the carrying value of fixed-term debt accounted for under amortized cost was $11.1 billion (December 31, 2022 – $9.8 billion) and the fair value was $11.1 billion (December 31, 2022 – $9.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
10. Asset Transactions and Valuations
Oil Sands
Acquisition of Additional Ownership Interest in Fort Hills:
On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company’s working interest in Fort Hills to 68.76%.
2023 Fourth Quarter   Suncor Energy Inc.   53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The acquisition has been accounted for as a business combination using the acquisition method.
($ millions)
Accounts receivable	35

Inventory	37

Property, plant and equipment	1 149

Other assets(1)	6
Total assets acquired	1 227
Accounts payable and accrued liabilities	(102)

Lease liabilities	(284)

Decommissioning provision	(83)

Deferred income taxes	(46)
Total liabilities assumed	(515)
Net assets acquired	712

(1)
Other assets include $3 million of cash and cash equivalents.

The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 9). Key assumptions used in the calculations were discount rates, forecasted production volumes, commodity prices (including foreign exchange rates), operating costs and capital costs (“forecasted cash flow assumptions”).
The additional 14.65% working interest in Fort Hills contributed $501 million to gross revenues and $22 million net earnings to consolidated net earnings from the acquisition date to December 31, 2023.
Had the acquisition occurred on January 1, 2023, the additional working interest would have contributed an additional $20 million to gross revenues and a $21 million net loss, which would have resulted in gross revenues of $52.2 billion and consolidated net earnings of $8.3 billion for the twelve months ended December 31, 2023.
The proforma information is not necessarily indicative of the results that would have been obtained if the Teck acquisition had actually occurred on January 1, 2023.
Prior to the Teck acquisition, the company updated its long-range plan for Fort Hills, which incorporated lower gross production and increased operating costs per barrel for the next three years. Management considered these indicators of impairment and performed an asset impairment test using recoverable amounts based on fair value less costs of disposal. An impairment charge of $2.6 billion (net of taxes of $0.8 billion) was recognized on its share of Fort Hills in the Oil Sands segment in the third quarter of 2022.
Acquisition of TotalEnergies EP Canada Ltd. and Remaining Working Interest in Fort Hills:
On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which held the remaining 31.23% working interest in Fort Hills, for a purchase price of $1.468 billion before working capital, closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023. The determination of fair value of the preliminary purchase price is based on management’s best estimate as of the closing date.
54   2023 Fourth Quarter   Suncor Energy Inc.

The following table summarizes the fair value of the net assets acquired:
($ millions)
Cash	150

Accounts receivable	521

Inventory	180

Property, plant and equipment	2 361

Deferred income tax	1 084
Total assets acquired	4 296
Accounts payable and accrued liabilities	(527)

Lease liabilities	(347)

Decommissioning provision	(392)
Total liabilities assumed	(1 266)
Net assets acquired	3 030
The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of inventory was determined using market prices and rates from available pricing sources. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 9). Key assumptions used in the calculations were discount rates, forecasted production volumes, commodity prices (including foreign exchange rates), operating costs and capital costs (“forecasted cash flow assumptions”). The deferred income tax asset recognized as a result of the acquisition of TotalEnergies Canada involves numerous assumptions made by management and the interpretation of the tax laws applicable to the circumstances surrounding the historical tax positions taken by, and acquisition of, TotalEnergies Canada.
As required when an acquirer achieves control in stages, the previously held interest in Fort Hills has been re-measured to fair value at the acquisition date. The acquisition date fair value of the previously held interest was estimated to be $3.887 billion and the net carrying value of the Fort Hills assets was $3.904 billion. The company recognized a non-cash revaluation loss of its existing interest of $17 million in other income in the consolidated statements of comprehensive income.
($ millions)
Total consideration(1)	1 832

Net assets acquired	(3 030)
Bargain purchase gain	(1 198)
Revaluation loss on existing interest	17

Fair value of pre-existing relationship	56
Bargain purchase gain and revaluations (note 4)	(1 125)

(1)
Total consideration includes working capital as at April 1, 2023.

Acquisition costs of $12 million, have been charged to operating, selling and general expense in the consolidated statements of comprehensive income for the three and twelve months ended December 31, 2023.
The acquisition of TotalEnergies Canada contributed $148 million to gross revenues and $18 million net earnings to consolidated net earnings from the acquisition date to December 31, 2023.
Had the acquisition occurred on January 1, 2023, TotalEnergies Canada would have contributed an additional $1.1 billion to gross revenues and $71 million to net earnings, which would have resulted in gross revenues of $53.3 billion and consolidated net earnings of $8.4 billion for the twelve months ended December 31, 2023.
The proforma information is not necessarily indicative of the results that would have been obtained if the TotalEnergies Canada acquisition had actually occurred on January 1, 2023.
As part of the acquisition, the company assumed various pipeline commitments and ancillary assets, including the remaining capacity on a regional pipeline, which has been recognized accordingly as an ROU asset in property plant and equipment and long-term lease liability.
2023 Fourth Quarter   Suncor Energy Inc.   55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Meadow Creek:
During the third quarter of 2023, the company recorded after-tax derecognition charges of $192 million ($253 million before-tax) on its Meadow Creek development properties in the Oil Sands segment as these properties no longer align with the company’s future development plans.
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax) including $25 million in foreign exchange gains recognized as a result of the disposal. The U.K. operations are reported within the Exploration and Production segment.
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax). The wind and solar assets were reported in the Corporate segment.
11. Provisions
Suncor’s decommissioning and restoration provision increased by $1.8 billion for the twelve months ended December 31, 2023. The increase was primarily due to the increased working interest in Fort Hills (note 10), updated closure estimates, and a decrease in the credit-adjusted risk-free interest rate to 5.20% (December 31, 2022 – 5.50%).
12. Pensions and Other Post-Retirement Benefits
For the twelve months ended December 31, 2023, the actuarial gain on employee retirement benefit plans decreased to $128 million (net of taxes of $42 million). The decrease in the actuarial gain was mainly due to a decrease in discount rate to 4.60% (December 31, 2022 – 5.10%).
56   2023 Fourth Quarter   Suncor Energy Inc.

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION
QUARTERLY FINANCIAL SUMMARY
(unaudited)
	Quarter Ended					Twelve Months Ended
($ millions, except per share amounts)	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Gross revenues	13 589	13 911	12 434	12 272	14 754	52 206	62 907

Less: Royalties	(779)	(1 262)	(715)	(358)	(834)	(3 114)	(4 571)
Operating revenues, net of royalties	12 810	12 649	11 719	11 914	13 920	49 092	58 336
Earnings (loss) before income taxes

Oil Sands	2 660	1 407	1 267	1 477	1 625	6 811	5 633

Exploration and Production	133	227	956	375	578	1 691	3 221

Refining and Marketing	598	1 274	518	993	1 517	3 383	5 694

Corporate and Eliminations	(1)	(774)	(390)	(131)	(182)	(1 296)	(2 232)

Income tax expense	(570)	(590)	(472)	(662)	(797)	(2 294)	(3 239)
Net earnings	2 820	1 544	1 879	2 052	2 741	8 295	9 077
Adjusted operating earnings (loss)(A)

Oil Sands	1 526	1 670	1 281	1 490	1 719	5 967	9 042

Exploration and Production	133	227	349	375	578	1 084	2 494

Refining and Marketing	598	1 277	494	998	1 529	3 367	5 687

Corporate and Eliminations	(42)	(518)	(359)	(430)	(382)	(1 349)	(1 503)

Income tax expense included in adjusted operating earnings	(580)	(676)	(512)	(624)	(1 012)	(2 392)	(4 154)
Total	1 635	1 980	1 253	1 809	2 432	6 677	11 566
Adjusted funds from (used in) operations(A)

Oil Sands	2 651	2 929	2 557	2 588	2 929	10 725	13 831

Exploration and Production	228	372	521	491	719	1 612	3 178

Refining and Marketing	811	1 482	781	1 194	1 663	4 268	6 561

Corporate and Eliminations	10	(368)	(655)	(533)	(273)	(1 546)	(1 240)

Current income tax recovery (expense)	334	(781)	(549)	(738)	(849)	(1 734)	(4 229)
Total	4 034	3 634	2 655	3 002	4 189	13 325	18 101
Change in non-cash working capital	284	550	148	(1 963)	(265)	(981)	(2 421)
Cash flow provided by operating activities	4 318	4 184	2 803	1 039	3 924	12 344	15 680
Per common share

Net earnings – basic	2.18	1.19	1.44	1.54	2.03	6.34	6.54

Net earnings – diluted	2.18	1.19	1.43	1.54	2.03	6.33	6.53

Adjusted operating earnings(A)(B)	1.26	1.52	0.96	1.36	1.81	5.10	8.34

Cash dividends(B)	0.55	0.52	0.52	0.52	0.52	2.11	1.88

Adjusted funds from operations(A)(B)	3.12	2.80	2.03	2.26	3.11	10.19	13.05

Cash flow provided by operating activities(B)	3.34	3.22	2.14	0.78	2.91	9.44	11.30
Returns to shareholders

Dividends paid on common shares	704	676	679	690	700	2 749	2 596

Repurchase of common shares	375	300	684	874	725	2 233	5 135
Total returns to shareholders	1 079	976	1 363	1 564	1 425	4 982	7 731
Capital and exploration expenditures (including capitalized interest)

Oil Sands	1 068	1 175	1 043	810	919	4 096	3 540

Exploration and Production(C)	161	187	182	138	113	668	443

Refining and Marketing	305	195	377	125	258	1 002	816

Corporate and Eliminations(D)	18	20	11	13	12	62	188
Total capital and exploration expenditures	1 552	1 577	1 613	1 086	1 302	5 828	4 987
See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Fourth Quarter   Suncor Energy Inc.   57

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION
QUARTERLY FINANCIAL SUMMARY (continued)
(unaudited)
	For the twelve months ended
	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022
Return on capital employed (ROCE)(A) (%)	15.6	15.8	12.8	17.8	19.4

ROCE excluding impairments and impairment reversals(A)(E) (%)	15.6	15.8	16.3	21.6	22.9

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Represented on a basic per share basis.

(C)
Excludes capital expenditures related to assets previously held for sale of  $66 million in the second quarter of 2023, $42 million in the first quarter of 2023, and $57 million for the twelve months ended December 31, 2022.

(D)
Excludes capital expenditures related to assets previously held for sale of  $76 million for the twelve months ended December 31, 2022.

(E)
ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acquisition of TotalEnergies EP Canada Ltd.

See accompanying footnotes and definitions to the quarterly operating summaries.
58   2023 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY
(unaudited)
	Quarter Ended					Twelve Months Ended
Oil Sands	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Production volumes (mbbls/d)
Total Oil Sands bitumen production	866.2	787.0	814.3	811.3	810.1	819.8	790.5
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	271.9	272.2	336.3	315.2	316.5	298.8	303.1

Syncrude	203.8	197.1	168.7	182.6	201.0	188.2	176.9
Total Oil Sands – upgraded – net SCO and diesel production	475.7	469.3	505.0	497.8	517.5	487.0	480.0
Oil Sands – non-upgraded bitumen

Oil Sands operations	169.4	103.0	78.3	108.1	102.0	114.8	100.4

Fort Hills	112.3	73.8	95.8	69.2	68.6	87.8	84.8
Total Oil Sands – non-upgraded bitumen production	281.7	176.8	174.1	177.3	170.6	202.6	185.2
Total Oil Sands production volumes	757.4	646.1	679.1	675.1	688.1	689.6	665.2
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	457.3	474.1	511.5	504.0	505.3	486.6	482.6

Non-upgraded bitumen	277.5	181.6	163.6	174.1	174.5	199.4	180.7
Total Oil Sands sales volumes	734.8	655.7	675.1	678.1	679.8	686.0	663.3
Oil Sands operations cash operating costs(1)(A) ($ millions)

Cash costs	1 249	1 020	1 082	1 024	920	4 375	3 803

Natural gas	57	80	84	155	205	376	738
	1 306	1 100	1 166	1 179	1 125	4 751	4 541
Oil Sands operations cash operating costs(1)(A) ($/bbl)*

Cash costs	29.45	27.00	27.00	25.70	23.05	27.35	25.10

Natural gas	1.35	2.15	2.10	3.90	5.30	2.35	4.85
	30.80	29.15	29.10	29.60	28.35	29.70	29.95
Fort Hills cash operating costs(1)(A)(B) ($ millions)

Cash costs	382	331	301	260	213	1 274	835

Natural gas	16	13	14	18	24	61	97
	398	344	315	278	237	1 335	932
Fort Hills cash operating costs(1)(A)(B) ($/bbl)*

Cash costs	26.95	41.80	29.95	38.80	33.35	32.85	26.90

Natural gas	1.15	1.60	1.45	2.60	3.75	1.55	3.10
	28.10	43.40	31.40	41.40	37.10	34.40	30.00
Syncrude cash operating costs(1)(A) ($ millions)

Cash costs	629	592	647	655	623	2 523	2 325

Natural gas	19	17	18	34	40	88	147
	648	609	665	689	663	2 611	2 472
Syncrude cash operating costs(1)(A) ($/bbl)*

Cash costs	32.85	32.20	41.45	38.25	32.50	35.90	34.45

Natural gas	1.00	0.95	1.15	2.00	2.10	1.25	2.20
	33.85	33.15	42.60	40.25	34.60	37.15	36.65

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of an additional 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Fourth Quarter   Suncor Energy Inc.   59

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	Quarter Ended					Twelve Months Ended
Oil Sands Segment Operating Netbacks(A)(B)	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Non-upgraded bitumen ($/bbl)

Average price realized	70.76	97.75	77.93	58.49	61.43	75.78	91.27

Royalties	(10.62)	(15.44)	(10.07)	(3.88)	(10.37)	(10.16)	(13.81)

Transportation and distribution costs	(7.79)	(8.40)	(8.02)	(6.99)	(6.91)	(7.81)	(6.64)

Net operating expenses	(17.91)	(21.46)	(21.65)	(22.92)	(22.55)	(20.56)	(20.27)
Operating netback	34.44	52.45	38.19	24.70	21.60	37.25	50.55
Upgraded – net SCO and diesel ($/bbl)

Average price realized	100.97	109.80	99.14	102.40	109.28	103.02	123.25

Royalties	(8.80)	(19.56)	(9.64)	(4.66)	(10.66)	(10.60)	(17.27)

Transportation and distribution costs	(4.65)	(2.61)	(3.78)	(3.53)	(3.90)	(3.62)	(4.37)

Net operating expenses	(40.96)	(37.42)	(38.66)	(38.72)	(37.71)	(38.92)	(37.56)
Operating netback	46.56	50.21	47.06	55.49	57.01	49.88	64.05
Average Oil Sands segment ($/bbl)

Average price realized	89.56	106.46	94.00	91.13	97.00	95.10	114.56

Royalties	(9.49)	(18.42)	(9.74)	(4.46)	(10.59)	(10.48)	(16.33)

Transportation and distribution costs	(5.84)	(4.21)	(4.81)	(4.42)	(4.67)	(4.83)	(4.99)

Net operating expenses	(32.26)	(33.00)	(34.54)	(34.67)	(33.82)	(33.58)	(32.85)
Operating netback	41.97	50.83	44.91	47.58	47.92	46.21	60.39

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
60   2023 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	Quarter Ended					Twelve Months Ended
Exploration and Production	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Production volumes
E&P Canada (mbbs/d)	45.3	39.8	45.9	46.7	49.1	44.4	50.2

E&P International (mboe/d)	5.4	4.6	16.9	20.3	25.9	11.7	27.8
Total production volumes (mboe/d)	50.7	44.4	62.8	67.0	75.0	56.1	78.0

Total sales volumes (mboe/d)	29.2	42.7	71.6	68.7	75.1	52.9	80.6
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	118.20	120.59	108.44	104.39	116.75	111.49	131.35

Royalties	(15.10)	(16.33)	(13.46)	(11.60)	(15.70)	(13.82)	(18.25)

Transportation and distribution costs	(8.69)	(3.38)	(2.63)	(3.28)	(3.82)	(3.87)	(3.28)

Operating costs	(31.23)	(20.18)	(18.57)	(16.48)	(20.17)	(20.17)	(14.69)
Operating netback	63.18	80.70	73.78	73.03	77.06	73.63	95.13
E&P International (excluding Libya) ($/boe)(C)

Average price realized	—	—	105.63	116.95	130.65	112.16	129.18

Transportation and distribution costs	—	—	(3.19)	(3.13)	(1.79)	(3.16)	(2.57)

Operating costs	—	—	(19.16)	(12.00)	(9.16)	(15.03)	(9.66)
Operating netback	—	—	83.28	101.82	119.70	93.97	116.95

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

(C)
In the third quarter of 2022, Suncor completed the divestment of its assets in Norway. In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Fourth Quarter   Suncor Energy Inc.   61

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	Quarter Ended					Twelve Months Ended
Refining and Marketing	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Refined product sales (mbbls/d)	575.5	574.1	547.0	514.8	548.2	553.1	553.6

Crude oil processed (mbbls/d)	455.9	463.2	394.4	367.7	440.0	420.7	433.2

Rack forward sales volume (ML)	5 286	5 445	5 073	4 654	5 415	20 458	21 448

Utilization of refining capacity (%)	98	99	85	79	94	90	93
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	37.45	50.10	38.10	55.45	59.30	45.00	55.85

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	47.05	42.45	41.10	59.15	69.40	47.00	54.45

Rack forward gross margin (cpl)(A)	6.90	5.95	6.35	7.20	6.15	6.55	6.30

Refining operating expense ($/bbl)(A)(B)	7.65	6.20	7.95	8.15	7.90	7.45	7.00

Rack forward operating expense (cpl)(A)	4.15	3.10	3.10	3.35	3.35	3.45	3.00
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	115.2	112.6	108.9	111.9	108.1	112.2	107.0

Distillate	110.1	101.1	104.0	102.0	106.9	104.3	96.9
Total transportation fuel sales	225.3	213.7	212.9	213.9	215.0	216.5	203.9

Petrochemicals	8.1	8.6	14.5	11.5	10.4	10.6	10.2

Asphalt	17.6	22.5	18.9	14.7	19.4	18.4	18.7

Other	21.9	19.4	21.2	28.7	16.4	22.9	26.5
Total refined product sales	272.9	264.2	267.5	268.8	261.2	268.4	259.3
Crude oil supply and refining

Processed at refineries (mbbls/d)	217.8	215.4	212.3	203.9	211.8	212.4	206.2

Utilization of refining capacity (%)	98	97	96	92	95	96	93
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	129.0	126.0	111.2	96.4	123.3	115.8	120.6

Distillate	141.3	145.9	140.4	130.7	135.5	139.6	147.7
Total transportation fuel sales	270.3	271.9	251.6	227.1	258.8	255.4	268.3

Asphalt	11.6	19.3	9.7	2.4	10.5	10.8	11.9

Other	20.7	18.7	18.2	16.5	17.7	18.5	14.1
Total refined product sales	302.6	309.9	279.5	246.0	287.0	284.7	294.3
Crude oil supply and refining

Processed at refineries (mbbls/d)	238.1	247.8	182.1	163.8	228.2	208.3	227.0

Utilization of refining capacity (%)	98	102	75	67	94	85	93

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
62   2023 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2023			September 30 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 646	4 341	6 987	1 891	4 912	6 803

Other income (loss)	1 374	(11)	1 363	(5)	1	(4)

Purchases of crude oil and products	(820)	(29)	(849)	(274)	(43)	(317)

Gross realization adjustment(2)	(1 395)	(52)		22	(82)
Gross realization	1 805	4 249		1 634	4 788

Royalties	(271)	(370)	(641)	(258)	(853)	(1 111)

Transportation and distribution	(199)	(195)	(394)	(140)	(114)	(254)

Operating, selling and general (OS&G)(C)	(573)	(1 823)	(2 396)	(426)	(1 787)	(2 213)

OS&G adjustment(3)	116	100		66	154
Net operating expenses	(457)	(1 723)		(360)	(1 633)
Operating netback	878	1 961		876	2 188

Sales volumes (mbbls)	25 529	42 070		16 711	43 620
Operating netback per barrel	34.44	46.56		52.45	50.21
	June 30, 2023			March 31, 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 446	4 732	6 178	1 235	4 832	6 067

Other income (loss)	26	(31)	(5)	124	(9)	115

Purchases of crude oil and products	(327)	(34)	(361)	(337)	(71)	(408)

Gross realization adjustment(2)	15	(52)		(105)	(108)
Gross realizations	1 160	4 615		917	4 644

Royalties	(150)	(449)	(599)	(61)	(211)	(272)

Transportation and distribution	(119)	(176)	(295)	(109)	(161)	(270)

OS&G(C)	(386)	(1 913)	(2 299)	(474)	(1 947)	(2 421)

OS&G adjustment(3)	63	114		115	190
Net operating expenses	(323)	(1 799)		(359)	(1 757)
Operating netback	568	2 191		388	2 515

Sales volumes (mbbls)	14 887	46 550		15 668	45 361
Operating netback per barrel	38.19	47.06		24.70	55.49
2023 Fourth Quarter   Suncor Energy Inc.   63

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2022
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 347	5 317	6 664

Other (loss) income	(113)	(33)	(146)

Purchases of crude oil and products	(182)	(76)	(258)

Gross realization adjustment(2)	(68)	(127)
Gross realizations	984	5 081

Royalties	(166)	(496)	(662)

Transportation and distribution	(111)	(181)	(292)

OS&G	(511)	(1 982)	(2 493)

OS&G adjustment(3)	149	230
Net operating expenses	(362)	(1 752)
Operating netback	345	2 652

Sales volumes (mbbls)	16 050	46 487
Operating netback per barrel	21.60	57.01

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory write-down is excluded until product is sold.

(C)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of an additional 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
64   2023 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	December 31, 2023			December 31, 2022
Year ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	7 218	18 817	26 035	7 892	22 539	30 431

Other income (loss)	1 519	(50)	1 469	(80)	27	(53)

Purchases of crude oil and products	(1 758)	(177)	(1 935)	(1 673)	(377)	(2 050)

Gross realization adjustment(2)	(1 463)	(294)		(119)	(420)
Gross realizations	5 516	18 296		6 020	21 769

Royalties	(740)	(1 883)	(2 623)	(912)	(3 051)	(3 963)

Transportation and distribution	(567)	(646)	(1 213)	(438)	(772)	(1 210)

OS&G(C)	(1 859)	(7 470)	(9 329)	(1 722)	(7 430)	(9 152)

OS&G adjustment(3)	360	558		386	798
Net operating expenses	(1 499)	(6 912)		(1 336)	(6 632)
Operating netback	2 710	8 855		3 334	11 314

Sales volumes (mbbls)	72 795	177 601		65 960	176 632
Operating netback per barrel	37.25	49.88		50.55	64.05

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory write-down is excluded until product is sold.

(C)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of an additional 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Fourth Quarter   Suncor Energy Inc.   65

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	December 31, 2023				September 30, 2023
Quarter Ended	E&P International(B)	E&P Canada	Other(4)(5)	E&P Segment	E&P International(B)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	259	236	495	—	423	224	647

Royalties	—	(33)	(105)	(138)	—	(57)	(94)	(151)

Transportation and distribution	—	(19)	(3)	(22)	—	(12)	—	(12)

OS&G	(5)	(75)	(17)	(97)	—	(83)	(19)	(102)

Non-production costs(6)	5	6			—	13
Operating netback	—	138			—	284

Sales volumes (mboe)	—	2 191			—	3 504
Operating netback per barrel	—	63.18			—	80.70
	June 30, 2023				March 31, 2023
Quarter Ended	E&P International(B)	E&P Canada	Other(4)(5)	E&P Segment	E&P International(B)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	122	549	142	813	184	458	92	734

Royalties	—	(68)	(48)	(116)	—	(51)	(35)	(86)

Transportation and distribution	(4)	(13)	(4)	(21)	(5)	(14)	(2)	(21)

OS&G	(27)	(103)	(13)	(143)	(26)	(81)	(26)	(133)

Non-production costs(6)	5	9			7	9
Operating netback	96	374			160	321

Sales volumes (mboe)	1 155	5 065			1 574	4 389
Operating netback per barrel	83.28	73.78			101.82	73.03
	December 31, 2022
Quarter Ended	E&P International(B)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	378	399	308	1 085

Royalties	—	(54)	(118)	(172)

Transportation and distribution	(5)	(13)	(16)	(34)

OS&G	(31)	(83)	(19)	(133)

Non-production costs(6)	4	14
Operating netback	346	263

Sales volumes (mboe)	2 893	3 414
Operating netback per barrel	119.70	77.06

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
In the third quarter of 2022, Suncor completed the divestment of its assets in Norway. In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
66   2023 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	December 31, 2023				December 31, 2022
Year Ended	E&P International(B)	E&P Canada	Other(4)(5)	E&P Segment	E&P International(B)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	306	1 689	694	2 689	1 222	2 464	645	4 331

Royalties	—	(209)	(282)	(491)	—	(342)	(266)	(608)

Transportation and distribution	(9)	(58)	(9)	(76)	(24)	(61)	(16)	(101)

OS&G	(58)	(342)	(75)	(475)	(120)	(327)	(43)	(490)

Non-production costs(6)	17	37			25	51
Operating netback	256	1 117			1 103	1 785

Sales volumes (mboe)	2 729	15 149			9 453	18 753
Operating netback per barrel	93.97	73.63			116.95	95.13

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
In the third quarter of 2022, Suncor completed the divestment of its assets in Norway. In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Fourth Quarter   Suncor Energy Inc.   67

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	Quarter Ended					Twelve Months Ended
Refining and marketing gross margin reconciliation	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Operating revenues	8 053	8 570	7 272	7 173	9 019	31 068	36 728

Purchases of crude oil and products	(6 448)	(6 268)	(5 797)	(5 354)	(6 515)	(23 867)	(27 261)
	1 605	2 302	1 475	1 819	2 504	7 201	9 467

Other income (loss)	81	(26)	13	156	61	224	(60)

Non-refining and marketing margin(7)	(11)	(4)	(33)	(2)	3	(50)	(20)
Refining and marketing gross margin – FIFO(A)	1 675	2 272	1 455	1 973	2 568	7 375	9 387

Refinery production (mbbls)(8)	44 756	45 342	38 214	35 583	43 321	163 895	168 149
Refining and marketing gross margin – FIFO ($/bbl)(A)	37.45	50.10	38.10	55.45	59.30	45.00	55.85
FIFO loss (gain) and risk management activities adjustment(B)	431	(348)	116	131	439	330	(230)
Refining and marketing gross margin – LIFO(A)(B)	2 106	1 924	1 571	2 104	3 007	7 705	9 157
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	47.05	42.45	41.10	59.15	69.40	47.00	54.45
Rack forward gross margin

Refining and marketing gross margin – FIFO(A)	1 675	2 272	1 455	1 973	2 568	7 375	9 387

Refining and supply gross margin	(1 311)	(1 948)	(1 133)	(1 639)	(2 236)	(6 031)	(8 033)
Rack forward gross margin(A)(9)	364	324	322	334	332	1 344	1 354

Sales volume (ML)	5 286	5 445	5 073	4 654	5 415	20 458	21 448

Rack forward gross margin (cpl)(A)	6.90	5.95	6.35	7.20	6.15	6.55	6.30
Refining and rack forward operating expense reconciliation

Operating, selling and general	694	610	604	650	680	2 558	2 427

Less: Rack forward operating expense(A)(10)	222	170	157	156	181	705	644

Less: Other operating expenses(D)(11)	129	159	143	204	157	635	602
Refining operating expense(A)(D)	343	281	304	290	342	1 218	1 181

Refinery production (mbbls)(8)	44 756	45 342	38 214	35 583	43 321	163 895	168 149
Refining operating expense ($/bbl)(A)(D)	7.65	6.20	7.95	8.15	7.90	7.45	7.00
Sales volume (ML)	5 286	5 445	5 073	4 654	5 415	20 458	21 448

Rack forward operating expense (cpl)(A)	4.15	3.10	3.10	3.35	3.35	3.45	3.00

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Refining and marketing gross margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
68   2023 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
(US$/bbl, except as noted)		Quarter Ended					Twelve Months Ended
(average for the three months and twelve months ended)		Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
WTI crude oil at Cushing		78.35	82.20	73.75	76.10	82.65	77.60	94.25

SYN crude oil at Edmonton		78.65	85.00	76.65	78.20	86.80	79.60	98.70

WCS at Hardisty		56.45	69.30	58.70	51.35	57.00	59.00	75.95
New York Harbor 2-1-1 crack(B)		28.60	39.95	32.30	36.70	52.75	34.40	47.00

Chicago 2-1-1 crack(B)		17.10	27.45	28.60	31.55	39.20	26.15	38.10
Product value
New York Harbor 2-1-1 crack(C)	40%	42.80	48.85	42.40	45.10	54.15	44.80	56.50

Chicago 2-1-1 crack(D)	40%	38.20	43.85	40.95	43.05	48.75	41.50	52.95

WTI	20%	15.65	16.45	14.75	15.20	16.55	15.50	18.85

Seasonality factor		6.50	5.00	5.00	6.50	6.50	5.75	5.75
		103.15	114.15	103.10	109.85	125.95	107.55	134.05
Crude value
SYN	40%	31.45	34.00	30.65	31.30	34.70	31.85	39.50

WCS	40%	22.60	27.70	23.50	20.55	22.80	23.60	30.40

WTI	20%	15.65	16.45	14.75	15.20	16.55	15.50	18.85
		69.70	78.15	68.90	67.05	74.05	70.95	88.75
Suncor custom 5-2-2-1 index		33.45	36.00	34.20	42.80	51.90	36.60	45.30
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		45.55	48.25	45.95	57.85	70.45	49.40	58.95

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Fourth Quarter   Suncor Energy Inc.   69

Operating Summary Information
Non-GAAP Financial Measures
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations and measures contained in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

(8)
Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

70   2023 Fourth Quarter   Suncor Energy Inc.

(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain other operating, general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
2023 Fourth Quarter   Suncor Energy Inc.   71